Exhibit 99.2

TELUS CORPORATION

Management’s discussion and analysis

2026 Q3

TELUS Corporation – Management’s discussion and analysis – 2026 Q3

Caution regarding forward-looking statements

The terms TELUS, the Company, we, us and our refer to TELUS Corporation and, where the context of the narrative permits or requires, its subsidiaries.

This document contains forward-looking statements about expected events and our financial and operating performance. Forward-looking statements include any statements that do not refer to historical facts. They include, but are not limited to, statements relating to our objectives and our strategies to achieve those objectives; our expectations regarding trends in the telecommunications industry (including demand for data and ongoing subscriber base growth); our expectations regarding growth in different areas of our business and regarding our targeted net debt to EBITDA ratio and deleveraging plans; the nature, timing and benefits of our asset monetization and deleveraging plans; our dividend payout ratio range, expected impact of our dividend reset and the termination of the discount under our dividend reinvestment and share purchase plan; and our financing plans. Forward-looking statements are typically identified by the words assumption, goal, guidance, objective, outlook, strategy, target and other similar expressions, or verbs such as aim, anticipate, believe, could, expect, intend, may, plan, predict, seek, should, strive and will. These statements are made pursuant to the “safe harbour” provisions of applicable securities laws in Canada and the United States Private Securities Litigation Reform Act of 1995.

By their nature, forward-looking statements are subject to inherent risks and uncertainties and are based on assumptions, including assumptions about future economic conditions and courses of action. These assumptions may ultimately prove to have been inaccurate and, as a result, our actual results or other events may differ materially from expectations expressed in, or implied by, the forward-looking statements.

These assumptions underlying our forward-looking statements are described in Section 9 General trends, outlook and assumptions, and regulatory developments and proceedings in our 2025 annual Management’s discussion and analysis (MD&A) and updated in Section 9 of this MD&A.

Risks and uncertainties that could cause actual performance or other events to differ materially from the forward-looking statements made herein and in other TELUS filings include, but are not limited to, the following:

•	Regulatory matters. We operate in a number of highly regulated industries and conduct business in many jurisdictions and are therefore subject to a wide variety of laws and regulations domestically and internationally. Policies and approaches advanced by elected officials and regulatory decisions, reviews and other government activity may have strategic, operational and/or financial impacts (including on revenue and free cash flow).

Risks and uncertainties include:

o	potential changes to our regulatory regime or the outcomes of proceedings, cases or inquiries relating to its application, including, but not limited to, those set out in Section 9.1 Communications industry regulatory developments and proceedings in this MD&A;

o	our ability to comply with complex and changing regulation of the healthcare, virtual care and medical devices industries in the jurisdictions in which we operate, including as an operator of health clinics; and

o	our ability to comply with, or facilitate our clients’ compliance with, numerous, complex and sometimes conflicting legal regimes, both domestically and internationally.

•	Competitive environment. Competitor expansion, activity and intensity (pricing, including discounting, bundling), as well as non-traditional competition, including low-earth orbit satellite internet services, disruptive technology and disintermediation, may alter the nature of the markets in which we compete and impact our market share and financial results (including revenue and free cash flow). The reduction in the number of new permanent and temporary residents in Canada may intensify competitive pressure. Different areas of our business including TELUS Health and TELUS Digital also face intense competition in the different markets in which we compete.

•	Technology. Consumer adoption of alternative technologies and changing customer expectations have the potential to impact our revenue streams and customer churn rates.

Risks and uncertainties include:

o	disruptive technologies, including software-defined networks in the business market and AI, that may displace or cause us to reprice our existing data services, and self-installed technology solutions;

o	any failure to innovate, maintain technological advantages or respond effectively and in a timely manner to changes in technology;

o	the roll-out, anticipated benefits and efficiencies, and ongoing evolution of wireless broadband technologies and systems;

o	our reliance on wireless network access agreements, which have facilitated our deployment of mobile technologies;

o	our expected long-term need to acquire additional spectrum through future spectrum auctions and from third parties to meet growing demand for data, and our ability to utilize spectrum we acquire;

o	deployment and operation of new fixed broadband network technologies at a reasonable cost and the availability and success of new products and services to be rolled out using such network technologies;

o	our deployment of self-learning tools and automation, which may change the way we interact with customers; and

o	the ability to integrate TELUS’ wireless network and AST SpaceMobile’s space-based network to support broadband data services, voice calls and text messaging directly between smartphones and satellites.

•	Security and data protection. Our ability to prevent, detect and identify potential threats and vulnerabilities depends on the effectiveness of our security controls in protecting our infrastructure and operating environment, and our timeliness in responding to attacks and restoring business operations. A successful attack may impede the operations of our network or lead to the unauthorized access to, interception, destruction, use or dissemination of, customer, team member or business information and confidential data. The necessary use of sensitive personal information by our business may expose us to the risk of non-compliance with applicable law in a jurisdiction or compromise perceptions of our brand.

•	Generative AI (GenAI). GenAI exposes us to numerous risks, including risks related to operational reliability, responsible AI usage, data privacy and cybersecurity, the possibility that our use of AI may generate inaccurate or inappropriate content or create negative perceptions among customers, the risk that we may not develop and adopt AI technologies effectively and could fail to achieve improved efficiency through our use of GenAI or that the use of AI could reduce demand or prices for our services, and that regulation could affect future implementation of AI. The rapid advancement of frontier AI is reshaping the cybersecurity threat landscape, enabling more sophisticated and scalable attacks, accelerating vulnerability discovery, and increasing the speed at which threat actors can exploit security weaknesses.

TELUS Corporation – Management’s discussion and analysis – 2026 Q3

•	Climate and the environment. Natural disasters, pandemics, disruptive events and the effects of climate change may impact our operations, customer satisfaction and team member experience.

Our goals to achieve carbon neutrality and reduce our greenhouse gas (GHG) emissions in our operations are subject to our ability to identify, procure and implement solutions that reduce energy consumption and adopt cleaner sources of energy, our ability to identify and make suitable investments in renewable energy, including in the form of virtual power purchase agreements, and our ability to continue to realize significant absolute reductions in energy use and the resulting GHG emissions from our operations.

•	Operational performance, business combinations and divestitures, and TELUS Digital privatization. Investments and acquisitions present opportunities to expand our operational scope, but may expose us to new risks. We may be unsuccessful in gaining market traction/share or in integrating acquisitions into our operations within expected timelines or at all, we may not realize the expected benefits of acquisitions, and integration efforts may divert resources from other priorities. There is no assurance that we will realize any or all of the anticipated benefits of the privatization of TELUS International (Cda) Inc. in the timeframe anticipated or at expected cost levels, that we will be able to drive cross-selling opportunities, or that our estimates and expectations in relation to future economic and business conditions and the resulting impact on growth and various financial metrics will prove to be accurate. Failure to complete asset monetization processes as part of our deleveraging plans or achieve the anticipated benefits of those asset monetization processes could increase our cost of capital.

Risks relating to operational performance include:

o	our reliance on third-party cloud-based computing services to deliver our IT services; and

o	economic, political and other risks associated with doing business globally (including war and other geopolitical developments).

We may not be able to deliver the service excellence our customers expect or maintain our competitive advantage in this area.

•	Our systems and processes. Systems and technology innovation, maintenance and management may impact our IT systems and network reliability, as well as our operating costs.

Risks and uncertainties include:

o	our ability to maintain customer service and operate our network in the event of human error or human-caused threats, such as cyberattacks and equipment failures that could cause network outages;

o	technical disruptions and infrastructure breakdowns;

o	delays and rising costs, including as a result of government restrictions or trade actions; and

o	the completeness and effectiveness of business continuity and disaster recovery plans and responses.

•	Our team. The rapidly evolving and highly competitive nature of our markets and operating environment, along with the globalization and evolving demographic profile of our workforce, and the effectiveness of our internal training, development, succession and health and well-being programs, may impact our ability to attract, develop and retain team members with the skills required to meet the changing needs of our customers and our business. Team members may face greater mental health challenges associated with the significant change initiatives at the organization, which may result in the loss of key team members through short-term and long-term disability and churn. Integration of international business acquisitions and concurrent integration activities may impact operational efficiency, organizational culture and engagement.

•	Suppliers. We may be impacted by supply chain disruptions and lack of resiliency in relation to global or local events. Dependence on a single supplier for products, components, service delivery or support may impact our ability to efficiently meet constantly changing and rising customer expectations while maintaining quality of service. Our suppliers’ ability to maintain and service their product lines could affect the success of upgrades to, and evolution of, technology that we offer.

•	Real estate matters. Real estate investments are exposed to possible financing risks and uncertainty related to future demand, occupancy and rental rates. Future real estate developments may not be completed on budget or on time and may not obtain lease commitments as planned. We may be exposed to the risk of loss in relation to our investments if the business plans of our real estate developments including joint ventures are not successfully executed.

•	Financing, debt and dividends. Our ability to access funding at optimal pricing may be impacted by general market conditions and changing assessments in the fixed-income and equity capital markets regarding our ability to generate sufficient future cash flow to service our debt. Failure to complete planned deleveraging initiatives or to achieve the anticipated benefits of those initiatives could increase our cost of capital. Our current intention to pay dividends to shareholders could constrain our ability to invest in our operations to support future growth.

Risks and uncertainties include:

o	our ability to use equity as a form of consideration in business acquisitions is impacted by stock market valuations of TELUS Common Shares;

o	our capital expenditure levels and potential outlays for spectrum licences in auctions or purchases from third parties affect and are affected by: our broadband initiatives; our ongoing deployment of newer mobile technologies; investments in network technology required to comply with laws and regulations relating to the security of cyber systems, including bans on the products and services of certain vendors; investments in network resiliency and reliability; the allocation of resources to acquisitions and future spectrum auctions held by Innovation, Science and Economic Development Canada (ISED). Our capital expenditure levels could be impacted if we do not achieve our targeted operational and financial results or if there are changes to our regulatory environment; and

TELUS Corporation – Management’s discussion and analysis – 2026 Q3

o	lower than planned free cash flow could constrain our ability to invest in operations, reduce leverage or return capital to shareholders. Quarterly dividend decisions are made by our Board of Directors based on our financial position and outlook. Common Shares may be purchased under our normal course issuer bid (NCIB) when and if we consider it opportunistic, based on our financial position and outlook, and the market price of our Common Shares. There can be no assurance that our NCIB will be maintained, unchanged and/or completed.

•	Tax matters. Complexity of domestic and foreign tax laws, regulations and reporting requirements that apply to TELUS and our international operating subsidiaries may impact financial results. International acquisitions and expansion of operations heighten our exposure to multiple forms of taxation.

•	The economy. Changing global economic conditions, including a potential recession and varying expectations about inflation, as well as our effectiveness in monitoring and revising growth assumptions and contingency plans, may impact the achievement of our corporate objectives, our financial results (including free cash flow), and our defined benefit pension plans. Geopolitical uncertainties and changes in trade policies and agreements, including tariffs or trade restrictions, could increase our costs, disrupt our supply chains and adversely affect our operations and financial results. They present a risk of recession and may cause customers to reduce or delay discretionary spending, impacting new service purchases or volumes of use, and to consider substitution by lower-priced alternatives.

•	Litigation and legal matters. Complexity of, and compliance with, laws, regulations, commitments and expectations may have a financial and reputational impact.

Risks include:

o	our ability to defend against existing and potential claims or our ability to negotiate and exercise indemnity rights or other protections in respect of such claims; and

o	the complexity of legal compliance in domestic and foreign jurisdictions, including compliance with competition, anti-bribery and foreign corrupt practices laws.

These risks are described in Section 10 Risks and risk management in our 2025 annual MD&A. Those descriptions are incorporated by reference in this cautionary statement but are not intended to be a complete list of the risks that could affect the Company. Additional risks and uncertainties that are not currently known to us or that we currently deem to be immaterial may also have a material adverse effect on our financial position, financial performance, cash flows, business or reputation. Except as otherwise indicated in this document, the forward-looking statements made herein do not reflect the potential impact of any non-recurring or special items or any mergers, acquisitions, dispositions or other business combinations or transactions that may be announced or that may occur after the date of this document.

Readers are cautioned not to place undue reliance on forward-looking statements. Forward-looking statements in this document describe our expectations, and are based on our assumptions, as at the date of this document and are subject to change after this date. We disclaim any intention or obligation to update or revise any forward-looking statements except as required by law.

This cautionary statement qualifies all of the forward-looking statements in this MD&A.

TELUS Corporation – Management’s discussion and analysis – 2026 Q3

Management’s discussion and analysis (MD&A)

November 6, 2026

Contents

Section		Page	Subsection
1.	Introduction	6	1.1 Preparation of the MD&A
		6	1.2 The environment in which we operate
		8	1.3 Consolidated highlights
2.	Core business and strategy	11
3.	Strategic financial and operational priorities	12
4.	Capabilities	12	4.1 Principal markets addressed and competition
		12	4.2 Operational resources
		13	4.3 Liquidity and capital resources
		14	4.4 Changes in internal control over financial reporting
5.	Discussion of operations	14	5.1 General
		15	5.2 Summary of consolidated quarterly results and trends
		16	5.3 Consolidated operations
		20	5.4 TELUS technology solutions segment
		25	5.5 TELUS health segment
		28	5.6 TELUS digital experience segment
6.	Changes in financial position	31
7.	Liquidity and capital resources	32	7.1 Overview
		33	7.2 Cash provided by operating activities
		34	7.3 Cash used by investing activities
		36	7.4 Cash used by financing activities
		37	7.5 Liquidity and capital resource measures
		38	7.6 Credit facilities
		39	7.7 Short-term borrowings
		39	7.8 Credit ratings
		39	7.9 Financial instruments and contingent liabilities
		40	7.10 Outstanding share information
		40	7.11 Transactions between related parties
8.	Accounting matters	40	8.1 Critical accounting estimates and judgments
		41	8.2 Accounting policy developments
9.	Update to general trends, outlook and assumptions, and regulatory developments and proceedings	41	9.1 Communications industry regulatory developments and proceedings
10.	Risks and risk management	47
11.	Definitions and reconciliations	47	11.1 Non-GAAP and other specified financial measures
		55	11.2 Operating indicators

© 2026 TELUS Corporation. All rights reserved. The symbols ™ and ® indicate trademarks owned by TELUS Corporation or its subsidiaries used under license. All other trademarks are the property of their respective owners.

TELUS Corporation – Management’s discussion and analysis – 2026 Q3

1.	Introduction

The forward-looking statements in this section, including, for example, estimates regarding economic growth, inflation, unemployment, housing starts and immigration, are qualified by the Caution regarding forward-looking statements at the beginning of this Management’s discussion and analysis (MD&A).

1.1 Preparation of the MD&A

The following sections are a discussion of our consolidated financial position and financial performance for the three-month and nine-month periods ended September 30, 2026, and should be read together with our September 30, 2026 condensed interim consolidated statements of income and other comprehensive income, statements of financial position, statements of changes in owners’ equity and statements of cash flows, and the related notes (collectively referred to as the interim consolidated financial statements). The generally accepted accounting principles (GAAP) that we use are International Financial Reporting Standards as issued by the International Accounting Standards Board (IFRS Accounting Standards), and Canadian GAAP. In this MD&A, the term IFRS Accounting Standards refers to these standards. In our discussion, we also use certain non-GAAP and other specified financial measures to evaluate our performance, monitor compliance with debt covenants and manage our capital structure. These measures are defined, qualified and reconciled all, if and as necessary, with their nearest GAAP measures, as required by National Instrument 52-112, Non-GAAP and Other Financial Measures Disclosure, in Section 11.1. All currency amounts are stated in Canadian dollars, unless otherwise specified.

Additional information related to the Company, including our Annual Information Form and other filings with securities commissions or similar regulatory authorities in Canada, is available on SEDAR+ (sedarplus.com). Our information filed with, or furnished to, the Securities and Exchange Commission in the United States, including Form 40-F, is available on EDGAR (sec.gov).

Our disclosure controls and procedures are designed to provide reasonable assurance that all relevant information is gathered and reported to senior management on a timely basis, so that appropriate decisions can be made regarding public disclosure. This MD&A and the interim consolidated financial statements were reviewed by our Audit Committee and authorized by our Board of Directors (Board) for issuance on November 6, 2026.

In this MD&A, unless otherwise indicated, results for the third quarter of 2026 (three-month period ended September 30, 2026) and the nine-month period ended September 30, 2026 are compared with results for the third quarter of 2025 (three-month period ended September 30, 2025) and the nine-month period ended September 30, 2025.

Effective January 1, 2026, we are retrospectively restating our segmented reporting information to reflect our new reporting structure following the October 2025 privatization of TELUS Digital and the associated post-privatization operational realignment. This reporting structure will also be applied prospectively. The captive business process outsourcing business that previously resided in TELUS digital experience and that provided services to TELUS technology solutions and TELUS health has now been operationally realigned and integrated into TELUS technology solutions and TELUS health. See Section 5.1 General for additional details.

1.2 The environment in which we operate

The success of our business and the challenges we face can best be understood with reference to the environment in which we operate, including broader economic conditions that affect both TELUS and our customers, and the competitive nature of our business operations.

TELUS technology solutions segment (TTech)

Across TTech, we are leveraging our leading technology and our social purpose to enable remarkable human outcomes. Our long-standing Customers First priority continues to fuel every aspect of our business across the full range of our differentiated solutions spanning mobile, data, IP, voice, TV, entertainment, video, and security and automation, delivered over our reliable, expansive, award-winning networks. Leveraging data analytics and artificial intelligence (AI) to enhance our services has strengthened our customer service excellence and loyalty, demonstrating our commitment to providing Canadians with access to superior technology that connects all of us to the people, resources and information that matter most. We are also implementing innovative technology solutions to help feed the world, putting data to work for customers in the agriculture, food, consumer goods and animal agriculture sectors. This efficient and effective collaboration helps ensure the quality and safety of food and consumer goods.

TELUS health segment (TELUS Health)

TELUS Health operates at the forefront of modern healthcare innovation, with technology that is fundamentally transforming the way people access and receive health services. We stand at the critical intersection of digital innovation and human care, bridging traditional healthcare settings with virtual well-being platforms to support the mental, physical and financial health of organizations and individuals all over the world. As a global technology leader, we connect and empower all participants in the health ecosystem, from healthcare professionals, payors and employers, to patients and other individuals. We achieve our objective of enabling people to live healthier lives by making health information and support services easily accessible, leveraging advanced technology and data-driven insights. Our comprehensive approach integrates primary and preventive care with ongoing wellness support. By revolutionizing healthcare delivery and enhancing well-being, we are improving health outcomes and helping consumers, patients, healthcare professionals, employers and employees thrive in today’s digital world.

TELUS Corporation – Management’s discussion and analysis – 2026 Q3

TELUS digital experience segment (TELUS Digital)

We are dedicated to servicing our clients’ customer journeys end-to-end from customer acquisition, to apps and websites, to customer experiences and support, all underpinned by AI and data. Every day, we help our clients “win the moments that matter” with their customers. Our portfolio of integrated capabilities is structured around four key service lines: digital solutions, AI and data solutions, trust and safety, and customer experience management (CXM). All our service lines are evolving rapidly, driven by technology and innovation, and significantly shaped by GenAI. We are able to provide meaningful value to our customers by combining our capabilities into an integrated offering, for example bringing our digital capabilities into our CXM environment resulting in world-class automation and optimization to our clients. TELUS Digital’s relationship with other TELUS reportable segments is a critical advantage, permitting us to partner in a real-life lab environment, where we test and scale novel and differentiated solutions, which we then roll out to our external clients.

Economic estimates

Our estimates regarding our economic and operational environment, including economic growth, inflation, unemployment, housing starts and immigration, serve as important inputs for the assumptions on which our targets are based. The extent of the impact these estimates will have on us, and the timing of that impact, will depend upon the actual future outcomes in specific sectors of the Canadian economy.

	Economic growth			Inflation			Unemployment			Housing starts			Immigration
	(percentage points)			(percentage points)			(percentage points)			(thousands of units)			(thousands)
	Estimated gross domestic product (GDP) growth rates		Our estimated GDP growth rates[1]	Estimated inflation rates		Our estimated annual inflation rates[1]	Unemployment rates		Our estimated annual unemployment rates[1]	Seasonally adjusted annual rate of housing starts[2]		Our estimated annual rate of housing starts on an unadjusted basis[1]	Overall planned permanent resident and temporary resident admissions[3]
							For the month of			For the month of
							Sept.	Sept.		Sept.	Sept.
	2026		2026	2026		2026	2026[4]	2025[4]	2026	2026	2025	2026	2026	2027	2028
Canada	1.0	[5]	1.0	2.9	[5]	2.8	6.5	7.1	6.6	249	279	242	765	750	750
B.C.	0.9	[6]	0.7	2.5	[6]	2.8	6.4	6.4	6.4	53	37	42	n/a	n/a	n/a
Alberta	2.3	[6]	2.4	2.6	[6]	3.2	6.4	7.8	6.7	55	55	47	n/a	n/a	n/a
Ontario	0.5	[6]	0.8	2.3	[6]	2.3	7.0	7.9	7.2	48	90	63	n/a	n/a	n/a
Quebec	1.1	[6]	0.5	2.3	[6]	3.2	6.0	5.7	5.7	53	60	59	n/a	n/a	n/a

Annual average foreign exchange rates[1,7]
2026
C$: US$	C$1.37: US$1.00
US$: €	US$1.19: €1.00

n/a – not applicable

1	Assumptions are as of November 2, 2026 and are based on a composite of estimates from Canadian banks and other sources.
2	Source: Statistics Canada. Table 34-10-0158-01 Canada Mortgage and Housing Corporation, housing starts, all areas, Canada and provinces, seasonally adjusted at annual rates, monthly (x 1,000).
3	Source: canada.ca/en/immigration-refugees-citizenship/corporate/mandate/corporate-initiatives/levels/supplementary-immigration-levels-2026-2028.html, November 5, 2025. Previously on October 24, 2024, overall planned permanent resident and temporary resident admissions for 2025, 2026 and 2027 were 1,069,000, 897,000 and 909,000, respectively, canada.ca/en/immigration-refugees-citizenship/news/notices/supplementary-immigration-levels-2025-2027.html.
4	Source: Statistics Canada Labour Force Survey, September 2026 and September 2025, respectively.
5	Source: Bank of Canada Monetary Policy Report, October 2026.
6	Source: British Columbia Ministry of Finance, First Quarterly Report, September 14, 2026; Alberta Ministry of Treasury Board and Finance, 2026 – 27 First Quarter Fiscal Update and Economic Statement, August 27, 2026; Ontario Ministry of Finance, 2026 Ontario Economic Outlook and Fiscal Review: A Plan to Protect Ontario, October 29, 2026; and Ministère des Finances du Québec, Budget 2026 – 2027, March 18, 2026, respectively.
7	2025 annual average foreign exchange rates: C$1.40: US$1.00; US$1.13: €1.00.

TELUS Corporation – Management’s discussion and analysis – 2026 Q3

1.3 Consolidated highlights

Changes to the Board of Directors

The Board has approved the appointments of Marc Allera and Bill Thomas to the Board, effective January 1, 2027.

Marc Allera’s career spans more than three decades of executive leadership in global telecommunications and network operations. Based in London, U.K., he served as Chief Executive Officer of EE and also BT Group’s Consumer Division from 2016 to 2025, where he oversaw commercial strategy, customer retention, and brand loyalty across nearly 30 million customers connecting to mobile, broadband and TV while orchestrating the deployment of next-generation 5G and fibre networks. Prior to his tenure at BT Group, Marc held senior executive roles including CEO of EE, a joint venture between Deutsche Telekom and France Télécom, and Chief Commercial Officer at Three UK. He currently serves as Chair of CVC’s Global Sport Group and Jagex – The RuneScape Company.

Bill Thomas is the former Global Chair and CEO of KPMG International, leading over 265,000 professionals across 143 countries and territories, stewarding multi-billion-dollar enterprise growth, audit quality, and strategic enterprise risk management. Originally from Vancouver, Bill earned his Bachelor of Science at the University of British Columbia and began his KPMG career in the firm’s Vancouver office in 1990. His extensive background in financial oversight and corporate reporting directly reinforces the Board’s audit committee stewardship. He currently serves on the Board of Directors of Bank of America and previously served as Chair of KPMG’s Americas region from 2014 to 2017 and as CEO and Senior Partner of KPMG in Canada from 2009 to 2016. A recipient of the Queen Elizabeth II Diamond Jubilee Medal and a Catalyst Canada Honours Champion, Bill served on the International Integrated Reporting Council, the Business Roundtable, the International Business Council, and the Sustainable Markets Initiative.

TELUS Corporation – Management’s discussion and analysis – 2026 Q3

Consolidated highlights

	Three-month periods ended September 30				Nine-month periods ended September 30
($ millions, except footnotes and unless noted otherwise)	2026	2025	Change		2026	2025	Change
Consolidated statements of income
Service revenues	4,481	4,507	(1)%		13,407	13,441	—%
Equipment revenues	539	560	(4)%		1,522	1,675	(9)%
Other income	6	39	(85)%		39	129	(70)%
Operating revenues and other income	5,026	5,106	(2)%		14,968	15,245	(2)%
Operating income (loss)[1]	(248)	742	n/m		(1,286)	1,669	n/m
Income (loss) before income taxes	(624)	588	n/m		(2,417)	798	n/m
Net income (loss)	(660)	431	n/m		(2,346)	487	n/m
Net income (loss) attributable to Common Shares	(667)	493	n/m		(2,371)	821	n/m
Adjusted Net income[2]	251	370	(32)%		861	1,100	(22)%

Earnings (loss) per share (EPS) ($)
Basic EPS	(0.42)	0.32	n/m		(1.51)	0.54	n/m
Adjusted basic EPS[2]	0.16	0.24	(33)%		0.55	0.72	(24)%
Diluted EPS	(0.42)	0.32	n/m		(1.51)	0.54	n/m
Dividends declared per Common Share ($)	0.1875	0.4163	(55)%		1.0243	1.2349	(17)%

Basic weighted-average Common Shares outstanding (millions)	1,589	1,535	4%		1,575	1,525	3%
Consolidated statements of cash flows
Cash provided by operating activities	1,485	1,493	(1)%		3,877	3,736	4%

Cash used by investing activities	(665)	(660)	1%		(2,481)	(2,355)	5%
Acquisitions	—	(3)	(100)%		—	(464)	(100)%
Capital expenditures[3]	(701)	(652)	8%		(2,030)	(1,917)	6%

Cash used by financing activities	(899)	(2,688)	(67)%		(2,709)	(423)	n/m
Other highlights
Telecom subscriber connections[4] (thousands)					18,329	17,214	6%
Healthcare lives covered (millions)					154.5	160.6	(4)%
Earnings before interest, income taxes, depreciation and amortization[2] (EBITDA)	1,549	1,753	(12)%		4,659	5,176	(10)%
EBITDA margin[2] (%)	30.8	34.3	(3.5	) pts.	31.1	34.0	(2.9	) pts.
Restructuring and other costs	211	109	94%		715	339	n/m
Adjusted EBITDA[2]	1,760	1,862	(5)%		5,374	5,515	(3)%
Adjusted EBITDA margin[2] (%)	35.0	36.5	(1.5	) pts.	35.9	36.2	(0.3	) pts.
Free cash flow[2]	396	611	(35)%		1,524	1,634	(7)%
Net debt to EBITDA – excluding restructuring and other costs[2] (times)					3.6	3.5	0.1

Notations used in MD&A: n/m – not meaningful; pts. – percentage points.

1	See Note 2(b) of the interim consolidated financial statements for IFRS 18 impacts which is effective for annual reporting periods beginning on or after January 1, 2027, and will newly define what income and expenses are to be classified in Operating income.
2	These are non-GAAP and other specified financial measures. See Section 11.1 Non-GAAP and other specified financial measures.
3	Capital expenditures include assets purchased, excluding right-of-use lease assets, but not yet paid for, and consequently differ from Cash payments for capital assets, excluding spectrum licences, as reported in the interim consolidated financial statements. Refer to Note 31 of the interim consolidated financial statements for further information.
4	The sum of active mobile phone subscribers, connected device subscribers and internet subscribers, measured at the end of the respective periods based on information in billing and other source systems. Effective January 1, 2026 with retrospective application to January 1, 2025, we have revised our subscriber reporting to apply a product-intensive focus on our core bundling foundation of mobility and internet and thus will no longer report TV, security and automation and residential voice subscribers. This change concentrates our disclosure on our core bundling foundation and enables us to better serve our customers, while supporting the migration from legacy products and services to integrated IP streaming, mobile-first connectivity, and smart home solutions. Effective January 1, 2026, we made certain subscriber adjustments on a prospective basis, reducing our subscriber base for mobile phones (18,000), connected devices (78,000) and internet (30,000). See Section 5.4 for further details.

TELUS Corporation – Management’s discussion and analysis – 2026 Q3

Operating highlights

•	Consolidated Operating revenues and other income decreased by $80 million in the third quarter of 2026 and $277 million in the first nine months of 2026.

Service revenues decreased by $26 million in the third quarter of 2026, largely as a result of: (i) lower external revenues in TELUS Digital; (ii) a decline in fixed legacy voice revenue; and (iii) lower business-to-business (B2B) data services revenue. These factors were partially offset by: (i) network revenue growth driven by subscriber base growth across mobile, supported by a stabilization in mobile phone ARPU; (ii) higher TELUS Health service revenues; (iii) growth in internet subscribers; (iv) increased security and automation revenues; and (v) greater agriculture and consumer goods services revenues. Service revenues decreased by $34 million in the first nine months of 2026, due to the same factors as the quarter, with the exception of agriculture and consumer goods services revenues which decreased during the nine-month period.

Equipment revenues decreased by $21 million in the third quarter of 2026 and $153 million in the first nine months of 2026. These decreases were driven by lower mobile equipment revenues due to a reduction in contracted volumes, which were most pronounced in the first six months of 2026, and lower fixed premises equipment sales, partially offset by the impact of higher-value smartphones in the sales mix.

Other income decreased by $33 million in the third quarter of 2026, largely due to lower gains on real estate projects. Other income decreased by $90 million in the first nine months of 2026, due to the same factors as the third quarter, in addition to the non-recurrence of lease and other sublease revenue in the comparative period, the non-recurrence of net gains from the divestiture of non-core assets in the comparative period, partially offset by higher net reversals of provisions related to business combinations.

For additional details on Operating revenues and other income, see Section 5.4 TELUS technology solutions segment, Section 5.5 TELUS health segment and Section 5.6 TELUS digital experience segment.

•	Operating income decreased by $990 million in the third quarter of 2026 and $3.0 billion in the first nine months of 2026, primarily due to Impairment of intangible assets and goodwill. (See Section 5.3 Consolidated operations for additional details.)

EBITDA decreased by $204 million in the third quarter of 2026 and $517 million in the first nine months of 2026. In addition to the drivers discussed in the following paragraph, EBITDA reflected net changes in restructuring and other costs during the three-month and nine-month periods. Restructuring and other costs increased by $102 million in the third quarter of 2026, resulting from cost efficiency and effectiveness programs. In the first nine months of 2026, restructuring and other costs increased by $376 million, due to the same factors as the third quarter, as well as costs associated with the privatization of TELUS Digital.

Consolidated Adjusted EBITDA decreased by $102 million in the third quarter of 2026 and $141 million in the first nine months of 2026 which reflects varied results across our reportable segments. TTech Adjusted EBITDA decreased by 5% in the third quarter of 2026. This decline was driven by: (i) lower Other income, largely due to lower gains on real estate projects; (ii) fixed legacy voice decline; (iii) increased costs of subscription-based licences and cloud usage; (iv) higher network operations costs; (v) lower B2B data services revenue; and (vi) lower mobile equipment margins. These factors were partially offset by: (i) network revenue growth driven by subscriber base growth across mobile, supported by a stabilization in mobile phone ARPU; (ii) growth in internet subscribers; (iii) lower bad debt expense; (iv) security and automation revenue growth; and (v) increased agriculture and consumer goods margin. TTech Adjusted EBITDA decreased by 2% in the first nine months of 2026, due to the same factors as the third quarter, with the exception of lower agriculture and consumer goods margins as a result of the divestiture of non-core assets. TELUS Health Adjusted EBITDA decreased by 5% in the third quarter of 2026 primarily due to lower Other income from the impact of the one-time item recorded in retirement and benefit solutions in the third quarter of 2025. TELUS Health Adjusted EBITDA increased by 2% in the first nine months of 2026, due to revenue growth as well as ongoing cost savings related to cost efficiency programs, partially offset by the same factors as the third quarter. TELUS Digital Adjusted EBITDA decreased by 9% in both the third quarter and first nine months of 2026, driven by lower Operating revenues, partially offset by lower operating costs and higher Other income. (See Section 5.3 Consolidated operations for additional details.)

•	Income before income taxes decreased by $1.2 billion in the third quarter of 2026 and $3.2 billion in the first nine months of 2026. This reflects a decline in Operating income, primarily due to Impairment of intangible assets and goodwill, as well as greater Financing costs, across both periods. (See Financing costs in Section 5.3.)

•	Income tax expense decreased by $121 million in the third quarter of 2026 and $382 million in the first nine months of 2026. The effective tax rate decreased from 26.7% to (5.8%) in the third quarter of 2026 and from 39.0% to 2.9% in the first nine months of 2026. These changes were primarily attributable to the impairment of intangible assets and goodwill in the respective periods.

TELUS Corporation – Management’s discussion and analysis – 2026 Q3

•	Net income attributable to Common Shares decreased by $1.2 billion in the third quarter of 2026 and $3.2 billion in the first nine months of 2026, both reflecting the after-tax impacts of a decline in Operating income, primarily due to Impairment of intangible assets and goodwill, and greater Financing costs.

Adjusted Net income excludes the effects of restructuring and other costs, real estate rationalization-related restructuring impairments, long-term debt prepayment premium, gain on purchase of long-term debt, impairment of intangible assets and goodwill, and income tax-related adjustments. Adjusted Net income decreased by $119 million in the third quarter of 2026 and $239 million in the first nine months of 2026.

•	Basic EPS decreased by $0.74 in the third quarter of 2026 and $2.05 in the first nine months of 2026, both reflecting the after-tax impacts of a decline in Operating income, primarily due to Impairment of intangible assets and goodwill, and greater Financing costs, as well as the effect of a higher number of Common Shares outstanding.

Adjusted basic EPS excludes the effects of restructuring and other costs, real estate rationalization-related restructuring impairments, long-term debt prepayment premium, gain on purchase of long-term debt, impairment of intangible assets and goodwill, and income tax-related adjustments. Adjusted basic EPS decreased by $0.08 in the third quarter of 2026 and $0.17 in the first nine months of 2026.

•	Dividends declared per Common Share were $0.1875 in the third quarter of 2026, compared to dividends declared per share of $0.4163 in the third quarter of 2025. On November 5, 2026, the Board declared a fourth quarter dividend of $0.1875 per share on our issued and outstanding Common Shares, payable on January 4, 2027, to shareholders of record at the close of business on December 11, 2026 (see Section 4.3 Liquidity and capital resources).

•	During the 12-month period ended on September 30, 2026, our total telecom subscriber connections increased by 1,115,000 or 6%. This reflected growth of 2% in mobile phone subscribers, 24% in connected device subscribers and 3% in internet subscribers (each excluding first quarter 2026 subscriber base adjustments). (See Section 5.4 TELUS technology solutions segment for additional details.)

Liquidity and capital resource highlights

•	Cash provided by operating activities decreased by $8 million in the third quarter of 2026. Cash provided by operating activities increased by $141 million in the first nine months of 2026, primarily driven by: (i) a decrease in income taxes paid; (ii) other working capital changes; and (iii) lower restructuring and other costs disbursements net of expenses. These factors were partially offset by: (i) lower EBITDA; and (ii) an increase in interest paid. (See Section 7.2 Cash provided by operating activities.)

•	Cash used by investing activities increased by $5 million in the third quarter of 2026. Cash used by investing activities increased by $126 million in the first nine months of 2026, primarily attributable to cash payments for spectrum licences and greater cash payments for investment in portfolio investments and other, partially offset by the impact of the Workplace Options acquisition in May 2025. (See Section 7.3 Cash used by investing activities.)

•	Cash used by financing activities decreased by $1.8 billion in the third quarter of 2026, primarily reflecting lower redemptions and repayment of long-term debt, partially offset by the equity of subsidiary issued to non-controlling interest in the comparative period. Cash used by financing activities increased by $2.3 billion in the first nine months of 2026 due to the same factors as the third quarter, in addition to lower issuances of long-term debt. (See Section 7.4 Cash used by financing activities.)

•	Net debt to EBITDA – excluding restructuring and other costs ratio was 3.6 times at September 30, 2026, up from 3.5 times at September 30, 2025. In addition to a decrease in EBITDA – excluding restructuring and other costs, the increase in the ratio was also due to the effect of the increase in net debt levels arising from current and prior period acquisitions of spectrum and businesses, offset by the junior subordinated notes equity credit. As at September 30, 2026, the acquisition of spectrum licences increased the ratio by approximately 0.6, while the junior subordinated notes equity credit decreased the ratio by approximately 0.5 and equity issued by our TerrionTM subsidiary to a non-controlling interest decreased the ratio by approximately 0.2. (See Section 4.3 Liquidity and capital resources and Section 7.5 Liquidity and capital resource measures.)

•	Free cash flow decreased by $215 million in the third quarter of 2026, largely driven by lower EBITDA and increased capital expenditures. Free cash flow decreased by $110 million in the first nine months of 2026 due to the same factors as the third quarter, alongside higher interest paid, partially offset by lower income taxes paid and non-discretionary lease principal.

2.	Core business and strategy

Our core business and our strategic imperatives were described in our 2025 annual MD&A.

TELUS Corporation – Management’s discussion and analysis – 2026 Q3

3.	Strategic financial and operational priorities

We have identified three near-term financial and operational priorities to guide our performance and capital allocation going forward.

Strengthen our financial foundation

We are prioritizing balance sheet flexibility and a sustainable capital returns framework. This includes reducing net debt to Adjusted EBITDA to 3.0 times or lower by year-end 2028, supported by the July 31, 2026 dividend reset, disciplined capital expenditures and proceeds from asset monetization processes currently underway.

Hone our operational discipline and control costs

We launched an efficiency program targeting annualized cash savings. The multi-year program will be driven by operational cost and margin improvements, and capital efficiency. The program focuses on improving customer care, customer growth and improving revenue per product, optimizing the channel experience between physical and digital, procurement optimization, and network and field force efficiency.

Deploy resources to drive profitable, sustained growth and returns

We will concentrate investment where it has the strongest competitive position and clearest path to returns – including our wireless and TELUS PureFibre® networks, and the AI infrastructure that supports Canada’s technological independence and economic prosperity.

4.	Capabilities

The forward-looking statements in this section, including statements regarding our operational and investment plans, financial objectives and deleveraging plans, are qualified by the Caution regarding forward-looking statements at the beginning of this MD&A.

4.1 Principal markets addressed and competition

For a discussion of our principal markets and an overview of competition, refer to Section 4.1 in our 2025 annual MD&A.

4.2 Operational resources

TELUS technology solutions (TTech)

From mid-2013 through September 30, 2026, we invested over $8.5 billion to acquire wireless spectrum licences in spectrum auctions and other private transactions. These investments have more than doubled our national spectrum holdings in support of our top priority to put customers first.

Mobile data consumption has been increasing rapidly and is expected to continue growing at a fast rate as the industry continues to transition to 5G. We have responded by investing in the coverage, capacity, performance and reliability of our network to ensure we are able to support additional data consumption and growth in our mobile subscriber base in a geographically diverse country, while maintaining the high quality of our network. This includes investments in wireless small cells connected directly to our TELUS PureFibre technology to improve coverage and capacity utilized in our 5G network.

As at September 30, 2026, our 4G LTE technology covered 99% of Canada’s population, consistent with September 30, 2025. We have continued to invest in the roll-out of our LTE advanced technology, which covered over 96% of Canada’s population at September 30, 2026, up from approximately 96% at September 30, 2025. Furthermore, our 5G network covered 93% of Canada’s population at September 30, 2026, up from approximately 89% at September 30, 2025.

We are continuing to invest in urban and rural communities across our incumbent local exchange carrier (ILEC) communities in B.C., Alberta and Eastern Quebec, as well as non-ILEC communities in Ontario and Quebec, with commitments to deliver broadband technology capabilities to as many Canadians in these communities as possible, including expanding our PureFibre footprint by connecting more homes and businesses directly to PureFibre. In addition, we have increased broadband internet speeds, expanded our IP TV video-on-demand library and high-definition content, including 4K TV and 4K HDR capabilities, and enhanced the marketing of data products and bundles. Our PureFibre technology is also an essential component of our wireless access technology and has enabled our 5G deployment. Our home and business security and automation solutions integrate safety and security monitoring with smart devices.

As at September 30, 2026, over 3.8 million households and businesses in B.C., Alberta and Eastern Quebec were connected to fibre-optic cable. This is up from over 3.6 million households and businesses in the third quarter of 2025.

Our agriculture and consumer goods solutions include precision agronomy tools, record-keeping and recommendations, rebate management services, supplier management, order management, index labelling, compliance management, animal agriculture solutions, food traceability and quality assurance, data management solutions and software solutions for trade promotion management, optimization and analytics (TPx), retail execution, supply chain solutions and analytics capabilities.

TELUS Corporation – Management’s discussion and analysis – 2026 Q3

TELUS health (TELUS Health)

TELUS Health leverages the power of technology and passion of our team members to support the mental, physical and financial health and well-being of organizations and individuals around the globe. Our core areas of focus in the global healthcare marketplace are: employers (small, medium and large enterprise), payors (insurers, third-party payors and third-party administrators, and public sector), providers (clinics and physicians, pharmacists and allied health professionals) and consumer solutions. We offer a variety of integrated health and well-being products, solutions and services including: employee and family assistance programs (EFAP), cognitive behavioural therapy (CBT), absence and disability management, executive, preventive and occupational health services, corporate reward, recognition and perks programs, and training programs; pension and benefits administration solutions, and retirement and financial consulting; virtual care (encompassing comprehensive primary care, mental health support, wellness offerings, and pet care); virtual pharmacy and pharmacy management systems, including medication management services; remote patient monitoring; personal emergency response services; personal health records and electronic medical records (EMR) management; claims management solutions; and curation of health content.

TELUS digital experience (TELUS Digital)

TELUS Digital creates future-focused digital transformations and provides digitally enabled customer experience solutions fuelled by AI that can withstand disruption and deliver value for our clients.

Over decades, we have grown through organic investments and strategic acquisitions to serve a global client base with an equally global team, expanding our delivery hubs to span the Americas, Europe, Asia-Pacific, the Middle East and Africa.

Our delivery locations are strategically selected based on factors such as: access to diverse, skilled talent; proximity to clients; and ability to deliver our services over multiple time zones and in multiple languages. They are connected through a robust infrastructure backed by cloud technologies, enabling globally distributed and virtualized teams.

4.3 Liquidity and capital resources

Capital structure financial policies

Our objective when managing financial capital is to maintain a flexible capital structure that optimizes the cost and availability of capital at acceptable risk. In our definition of financial capital, we include:

•	Common equity (excluding Accumulated other comprehensive income);

•	Non-controlling interests;

•	Long-term debt (including long-term credit facilities, commercial paper backstopped by long-term credit facilities and any hedging assets or liabilities associated with Long-term debt items, net of amounts recognized in Accumulated other comprehensive income);

•	Cash and temporary investments;

•	Short-term borrowings (including those arising from securitized trade receivables and unbilled customer finance receivables and any hedging assets or liabilities associated with short-term borrowings, net of amounts recognized in Accumulated other comprehensive income); and

•	Other long-term debt.

We manage our financial capital structure and make adjustments to it in light of changes in economic conditions and the risk characteristics of our business. In order to maintain or adjust our financial capital structure, we may:

•	Adjust the amount of dividends paid to holders of Common Shares;

•	Adjust the discount at which Common Shares are offered under the Dividend Reinvestment and Share Purchase Plan;

•	Purchase Common Shares for cancellation pursuant to normal course issuer bids (NCIB);

•	Issue new equity (including Common Shares and subsidiary equity);

•	Issue new debt, issue new debt to replace existing debt with different characteristics; and/or

•	Increase or decrease the amount of short-term borrowings arising from securitized trade receivables and unbilled customer finance receivables.

We monitor financial capital utilizing a number of measures, including net debt to EBITDA – excluding restructuring and other costs ratio, coverage ratios and dividend payout ratios. (See definitions in Section 11.1 Non-GAAP and other specified financial measures.)

Financing and capital structure management plans

Report on financing and capital structure management plans

Pay dividends to the holders of the Common Shares of TELUS Corporation

•      As announced on July 31, 2026, we reset our quarterly dividend. On November 5, 2026, the Board elected to declare a fourth quarter dividend of $0.1875 per share, payable on January 4, 2027, to shareholders of record at the close of business on December 11, 2026. This compares to the quarterly dividend of $0.4184 per share declared one year earlier. Dividend decisions will continue to be subject to our Board’s assessment and the determination of our financial position and outlook on a quarterly basis. Our long-term Common Share dividend payout ratio objective range is 45 to 60% of free cash flow on a trailing 12-month basis. (See Section 7.5 Liquidity and capital resource measures, Caution regarding forward-looking statements – Financing, debt and dividends and Section 10.15 Financing, debt and dividends in our 2025 annual MD&A.)

•      Dividends declared in the third quarter of 2026 were $0.1875 per share, compared to dividends declared in the third quarter of 2025 of $0.4163 per share.

•      Our dividend reinvestment and share purchase (DRISP) plan trustee may acquire shares from Treasury, at our option, for the DRISP plan, rather than acquiring Common Shares in the stock market. We may, at our discretion, offer Common Shares at a discount of up to 5% from the market price under the DRISP plan. In February 2026, we announced a step down of our previous discount on shares issued from Treasury to 1.75% from the average market price for shares acquired through the DRISP plan, applicable to the dividends paid on April 1, 2026. As announced in our second quarter 2026 earnings release, we removed the discount under the DRISP, effective October 1, 2026.

Purchase Common Shares • During the three-month period ended September 30, 2026, and up to the date of this MD&A, we did not repurchase or cancel any shares pursuant to our NCIB.

TELUS Corporation – Management’s discussion and analysis – 2026 Q3

Use proceeds from securitized receivables (Short-term borrowings), bank facilities and commercial paper as needed, to supplement free cash flow and meet other cash requirements

•      Our issued and outstanding commercial paper was $1.7 billion at September 30, 2026, all of which was denominated in U.S. dollars (US$1.2 billion), compared to $1.0 billion (US$0.7 billion) at both December 31, 2025 and September 30, 2025.

•      Proceeds from securitized trade receivables and unbilled customer finance receivables were $0.9 billion at September 30, 2026, compared to $0.9 billion at both December 31, 2025 and September 30, 2025 (see Section 7.7). Proceeds from an unsecured non-revolving bank credit facility were $0.7 billion at September 30, 2026. Funding under the agreements may be provided in either Canadian dollars or U.S. dollars. Foreign currency forward contracts are used to manage currency risk associated with funding denominated in U.S. dollars.

Maintain compliance with financial objectives

•       Maintain investment-grade credit ratings – On November 6, 2026, investment-grade credit ratings from all rating agencies that cover TELUS were in the desired range. (See Section 7.8 Credit ratings.)

•      Net debt to EBITDA – excluding restructuring and other costs ratio of 2.5 to 3.0 times – As measured at September 30, 2026, this ratio was 3.6 times, outside of the objective range, primarily due to the current and prior period acquisition of spectrum licences (as spectrum is our largest indefinite-life asset) and businesses. We have an objective of achieving a ratio of 3.0 times by year-end 2028. (See Section 7.5 Liquidity and capital resource measures.)

•      Common Share dividend payout ratio of 45 to 60% of free cash flow on a trailing 12-month basis – Our objective range is on a trailing 12-months basis. The Common Share dividend payout ratio[1] we present in this MD&A is a historical measure utilizing the dividends declared in the most recent four quarters, net of dividend reinvestment plan effects, and free cash flow. As at September 30, 2026, the ratio was 75%. (See Section 7.5 Liquidity and capital resource measures.)

•      Generally maintain a minimum of $1 billion in available liquidity – As at September 30, 2026, our available liquidity[1] was more than $3.0 billion. (See Section 7.6 Credit facilities and Liquidity risk in Section 7.9.)

1	These are non-GAAP and other specified financial measures. See Section 11.1 Non-GAAP and other specified financial measures.

4.4 Changes in internal control over financial reporting

For the three-month and nine-month periods ended September 30, 2026, there were no changes in internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

5.	Discussion of operations

This section contains forward-looking statements, including those with respect to mobile phone average revenue per subscriber per month (ARPU) growth, products and services trends regarding loading and retention spending, equipment margins, subscriber growth and various future trends. There can be no assurance that we have accurately identified these trends based on past results or that these trends will continue. See Caution regarding forward-looking statements at the beginning of this MD&A.

5.1 General

Operating segments are components of an entity that engage in business activities from which they earn revenues and incur expenses (including revenues and expenses related to transactions with the other component(s)), the operations of which can be clearly distinguished and for which the operating results, and in particular, Adjusted EBITDA, are regularly reviewed by a chief operating decision-maker to make resource allocation decisions and to assess performance. Segmented information in Note 5 of the interim consolidated financial statements is regularly reported to our Chief Executive Officer (CEO) (our chief operating decision-maker). We have embarked upon the modification of our internal and external reporting processes, systems and internal controls arising from organizational changes announced in July 2026 and correspondingly we are assessing our segmented reporting structure.

The TELUS technology solutions segment (TTech) presently includes: network revenues and equipment sales arising from mobile technologies; data revenues (which include internet protocol; television; hosting, managed information technology and cloud-based services; and home and business security and automation); agriculture and consumer goods services (software, data management and data analytics-driven smart-food chain and consumer goods technologies); voice and other telecommunications services revenues; and equipment sales.

The TELUS health segment (TELUS Health) includes: healthcare services, software and technology solutions (including employee and family assistance programs and benefits administration).

The TELUS digital experience segment (TELUS Digital), which has the U.S. dollar as its primary functional currency, includes key service lines: digital solutions; AI and data solutions; trust and safety; and customer experience management. Subsequent to TELUS Corporation’s acquisition of the TELUS International (Cda) Inc. non-controlling interests in fiscal 2025, our internal and external reporting processes, systems and internal controls were transitioned to match the post-privatization operational realignment; commencing with the three-month period ended March 31, 2026, our segmented reporting structure was correspondingly transitioned and comparative amounts have been restated on a comparable basis.

TELUS Corporation – Management’s discussion and analysis – 2026 Q3

5.2 Summary of consolidated quarterly results and trends

Summary of quarterly results

($ millions, except per share amounts)	2026 Q3	2026 Q2	2026 Q1	2025 Q4	2025 Q3	2025 Q2	2025 Q1	2024 Q4
Operating revenues
Service revenues	4,481	4,442	4,484	4,571	4,507	4,491	4,443	4,507
Equipment revenues	539	478	505	659	560	540	575	824
Other income	6	9	24	31	39	51	39	50
Operating revenues and other income	5,026	4,929	5,013	5,261	5,106	5,082	5,057	5,381
Operating expenses
Goods and services purchased[1]	2,035	1,869	1,856	2,059	1,942	1,858	1,847	2,136
Employee benefits expense[1]	1,442	1,472	1,635	1,456	1,411	1,545	1,466	1,475
Depreciation and amortization	997	1,025	988	1,052	1,011	1,004	992	1,011
Impairment of intangible assets and goodwill	800	2,135	—	—	—	500	—	—
Total operating expenses	5,274	6,501	4,479	4,567	4,364	4,907	4,305	4,622
Operating income (loss)	(248)	(1,572)	534	694	742	175	752	759
Financing costs before gain on purchase of long-term debt and long-term debt prepayment premium	376	369	335	371	328	373	344	321
Gain on purchase of long-term debt	—	—	—	(81)	(222)	—	—	—
Long-term debt prepayment premium	—	51	—	—	48	—	—	—
Income (loss) before income taxes	(624)	(1,992)	199	404	588	(198)	408	438
Income taxes	36	(162)	55	114	157	47	107	118
Net income (loss)	(660)	(1,830)	144	290	431	(245)	301	320
Net income (loss) attributable to Common Shares	(667)	(1,840)	136	292	493	7	321	358
Net income (loss) per Common Share:
Basic EPS	(0.42)	(1.17)	0.09	0.19	0.32	—	0.21	0.24
Adjusted basic EPS[2]	0.16	0.16	0.23	0.20	0.24	0.22	0.26	0.25
Diluted EPS	(0.42)	(1.17)	0.09	0.19	0.32	—	0.21	0.24
Dividends declared per Common Share	0.1875	0.4184	0.4184	0.4184	0.4163	0.4163	0.4023	0.4023
Additional information:
EBITDA	1,549	1,588	1,522	1,746	1,753	1,679	1,744	1,770
Restructuring and other costs	211	189	315	93	109	133	97	68
Adjusted EBITDA	1,760	1,777	1,837	1,839	1,862	1,812	1,841	1,838
Cash provided by operating activities	1,485	1,342	1,050	1,130	1,493	1,166	1,077	1,077
Free cash flow	396	545	583	574	611	535	488	534

1       Goods and services purchased and Employee benefits expense amounts include restructuring and other costs.

2       See Section 11.1 Non-GAAP and other specified financial measures.

Trends

For further discussion of trends related to revenues, EBITDA and Adjusted EBITDA, see Section 5.4 TELUS technology solutions segment, Section 5.5 TELUS health segment and Section 5.6 TELUS digital experience segment.

The trend of general year-over-year increases in Depreciation and amortization reflects greater additions of Property, plant and equipment and Intangible assets, and business acquisitions. Our expenditures have supported the expansion of our broadband footprint, including our generational investment to connect homes and businesses to TELUS PureFibre and 5G technology coverage, as well as successful fixed products and services subscriber loading. Investments in our PureFibre technology also support our technology strategy to improve network coverage and capacity, including the ongoing build-out of our 5G network.

TELUS Corporation – Management’s discussion and analysis – 2026 Q3

The underlying components of increases in Financing costs reflect greater long-term debt outstanding and increases in effective interest rates attributable to both floating-rate debt and recent fixed-rate issuances, though year-over-year trends were moderated by foreign exchange and elevated interest income impacts. Financing costs are net of capitalized interest related to spectrum licences acquired during the 3500 MHz spectrum auction held in 2021 and during the 3800 MHz spectrum auction held in 2023 (payments made in fiscal 2024). Financing costs also include Interest accretion on provisions (asset retirement obligations and written put options) and Employee defined benefit plans net interest. Additionally, for the eight periods shown, Financing costs include varying amounts of foreign exchange gains or losses, varying amounts of interest income and unrealized changes in VPPA forward element, which contributed to losses up to the fourth quarter of 2024. Effective for the first quarter of 2025, arising from a prospective change in accounting policy which applies hedge accounting, unrealized fair value adjustments for VPPAs, which were previously included within Financing costs, are now included within Other comprehensive income.

5.3 Consolidated operations

The following is a discussion of our consolidated financial performance. Segment information in Note 5 of the interim consolidated financial statements is regularly reported to our CEO. We discuss the performance of our segments in Section 5.4 TELUS technology solutions segment, Section 5.5 TELUS health segment and Section 5.6 TELUS digital experience segment.

Operating revenues

	Three-month periods ended September 30			Nine-month periods ended September 30
($ in millions)	2026	2025	Change	2026	2025	Change
Operating revenues
Service	4,481	4,507	(1)%	13,407	13,441	—%
Equipment	539	560	(4)%	1,522	1,675	(9)%
Operating revenues (arising from contracts with customers)	5,020	5,067	(1)%	14,929	15,116	(1)%
Other income	6	39	(85)%	39	129	(70)%
Operating revenues and other income	5,026	5,106	(2)%	14,968	15,245	(2)%

Consolidated Operating revenues and other income decreased by $80 million in the third quarter of 2026 and $277 million in the first nine months of 2026.

•	Service revenues decreased by $26 million in the third quarter of 2026, largely as a result of: (i) lower external revenues in TELUS Digital; (ii) a decline in fixed legacy voice revenue; and (iii) lower business-to-business (B2B) data services revenue. These factors were partially offset by: (i) network revenue growth driven by subscriber base growth across mobile, supported by a stabilization in mobile phone ARPU; (ii) higher TELUS Health service revenues; (iii) growth in internet subscribers; (iv) increased security and automation revenues; and (v) greater agriculture and consumer goods services revenues. Service revenues decreased by $34 million in the first nine months of 2026, due to the same factors as the quarter, with the exception of agriculture and consumer goods services revenues which decreased during the nine-month period.

•	Equipment revenues decreased by $21 million in the third quarter of 2026 and $153 million in the first nine months of 2026. These decreases were driven by lower mobile equipment revenues due to a reduction in contracted volumes, which were most pronounced in the first six months of 2026, and lower fixed premises equipment sales, partially offset by the impact of higher-value smartphones in the sales mix.

•	Other income decreased by $33 million in the third quarter of 2026, largely due to lower gains on real estate projects. Other income decreased by $90 million in the first nine months of 2026, due to the same factors as the third quarter, in addition to the non-recurrence of lease and other sublease revenue in the comparative period, the non-recurrence of net gains from the divestiture of non-core assets in the comparative period, partially offset by higher net reversals of provisions related to business combinations.

TELUS Corporation – Management’s discussion and analysis – 2026 Q3

Operating expenses

	Three-month periods ended September 30			Nine-month periods ended September 30
($ in millions)	2026	2025	Change	2026	2025	Change
Goods and services purchased	2,035	1,942	5%	5,760	5,647	2%
Employee benefits expense	1,442	1,411	2%	4,549	4,422	3%
Depreciation	617	621	(1)%	1,791	1,814	(1)%
Amortization of intangible assets	380	390	(3)%	1,219	1,193	2%
Impairment of intangible assets and goodwill	800	—	n/m	2,935	500	n/m
Operating expenses	5,274	4,364	21%	16,254	13,576	20%

Consolidated operating expenses increased by $910 million in the third quarter of 2026 and $2,678 million in the first nine months of 2026. See Adjusted EBITDA below for further details on Goods and services purchased and Employee benefits expense.

•	Depreciation decreased by $4 million in the third quarter of 2026 and $23 million in the first nine months of 2026, largely due to lower asset retirement activity.

•	Amortization of intangible assets decreased by $10 million in the third quarter of 2026, largely due to fewer business acquisitions. Amortization increased by $26 million in the first nine months of 2026, in alignment with greater business acquisitions.

•	Non-cash Impairment of intangible assets and goodwill increased by $800 million in the third quarter of 2026 as the recoverable amount of the TELUS health cash-generating unit was less than its carrying amount as at September 30, 2026. In the second quarter of 2026, we recorded a $2.1 billion impairment related to the TELUS digital experience cash-generating unit. See Note 18(b) of the interim consolidated financial statements for additional details.

Operating income

	Three-month periods ended September 30			Nine-month periods ended September 30
($ in millions)	2026	2025 (restated)	Change	2026	2025 (restated)	Change
TTech EBITDA[1] (see Section 5.4)	1,494	1,657	(10)%	4,480	4,853	(8)%
TELUS Health EBITDA[1] (see Section 5.5)	77	85	(10)%	220	251	(13)%
TELUS Digital EBITDA[1] (see Section 5.6)	1	30	(99)%	34	119	(72)%
Eliminations	(23)	(19)	21%	(75)	(47)	60%
EBITDA	1,549	1,753	(12)%	4,659	5,176	(10)%
Depreciation and amortization (discussed above)	(997)	(1,011)	(1)%	(3,010)	(3,007)	—%
Impairment of intangible assets and goodwill (discussed above)	(800)	—	n/m	(2,935)	(500)	n/m
Operating income (loss) (consolidated earnings (loss) before interest and income taxes (EBIT))	(248)	742	n/m	(1,286)	1,669	n/m

1    See Section 11.1 Non-GAAP and other specified financial measures.

Operating income decreased by $990 million in the third quarter of 2026 and $3.0 billion in the first nine months of 2026. EBITDA decreased by $204 million in the third quarter of 2026 and $517 million in the first nine months of 2026. In addition to the drivers discussed within Adjusted EBITDA below, EBITDA reflected net changes in restructuring and other costs during the three-month and nine-month periods. Restructuring and other costs were $102 million higher in the third quarter of 2026, resulting from cost efficiency and effectiveness programs. Restructuring and other costs increased by $376 million in the first nine months of 2026, due to the same factors as the third quarter, in addition to costs associated with the privatization of TELUS Digital.

TELUS Corporation – Management’s discussion and analysis – 2026 Q3

Adjusted EBITDA

	Three-month periods ended September 30			Nine-month periods ended September 30
($ in millions)	2026	2025 (restated)	Change	2026	2025 (restated)	Change
TTech Adjusted EBITDA[1] (see Section 5.4)	1,629	1,717	(5)%	4,950	5,047	(2)%
TELUS Health Adjusted EBITDA[1] (see Section 5.5)	92	97	(5)%	284	279	2%
TELUS Digital Adjusted EBITDA[1] (see Section 5.6)	62	67	(9)%	215	236	(9)%
Eliminations	(23)	(19)	21%	(75)	(47)	60%
Adjusted EBITDA	1,760	1,862	(5)%	5,374	5,515	(3)%

1         See Section 11.1 Non-GAAP and other specified financial measures.

Consolidated Adjusted EBITDA decreased by $102 million or 5% in the third quarter of 2026 and $141 million or 3% in the first nine months of 2026. These declines reflect varied results across our reportable segments.

TTech Adjusted EBITDA decreased by 5% in the third quarter of 2026. This decline was driven by: (i) lower Other income, largely due to lower gains on real estate projects; (ii) fixed legacy voice decline; (iii) increased costs of subscription-based licences and cloud usage; (iv) higher network operations costs; (v) lower B2B data services revenue; and (vi) lower mobile equipment margins. These factors were partially offset by: (i) network revenue growth driven by subscriber base growth across mobile, supported by a stabilization in mobile phone ARPU; (ii) growth in internet subscribers; (iii) lower bad debt expense; (iv) security and automation revenue growth; and (v) increased agriculture and consumer goods margin. TTech Adjusted EBITDA decreased by 2% in the first nine months of 2026, due to the same factors as the third quarter, with the exception of lower agriculture and consumer goods margins as a result of the divestiture of non-core assets. See Section 5.4 for further details.

TELUS Health Adjusted EBITDA decreased by 5% in the third quarter of 2026 primarily due to lower Other income from the impact of the one-time item recorded in retirement and benefit solutions in the third quarter of 2025. TELUS Health Adjusted EBITDA increased by 2% in the first nine months of 2026, due to revenue growth as well as ongoing cost savings related to cost efficiency programs, partially offset by the same factors as the third quarter. See Section 5.5 for further details.

TELUS Digital Adjusted EBITDA decreased by 9% in both the third quarter and first nine months of 2026, driven by lower Operating revenues, partially offset by lower operating costs and higher Other income. See Section 5.6 for further details.

Financing costs

	Three-month periods ended September 30			Nine-month periods ended September 30
($ in millions)	2026	2025	Change	2026	2025	Change
From transactions that only involve the raising of finance
Interest on long-term debt, excluding lease liabilities and other (secured) – gross	318	331	(4)%	973	921	6%
Interest on long-term debt, excluding lease liabilities and other (secured) – capitalized	(3)	(1)	n/m	(9)	(10)	(10)%
Interest on short-term borrowings and other	22	25	(12)%	52	54	(4)%
Gain on purchase of long-term debt	—	(222)	(100)%	—	(222)	(100)%
Long-term debt prepayment premium	—	48	(100)%	51	48	6%
	337	181	86%	1,067	791	35%
From transactions that do not only involve the raising of finance
Interest on long-term debt – lease liabilities	43	36	19%	127	119	7%
Interest on long-term debt – other (secured)	6	6	—%	17	20	(15)%
Employee defined benefit plans net interest	(11)	3	n/m	(4)	9	n/m
Interest accretion on provisions	9	7	29%	22	21	5%
	47	52	(10)%	162	169	(4)%
Interest expense	384	233	65%	1,229	960	28%
Foreign exchange gains	(2)	(64)	(97)%	(46)	(52)	(12)%
Interest income	(6)	(15)	(60)%	(52)	(37)	41%
Financing costs	376	154	n/m	1,131	871	30%

TELUS Corporation – Management’s discussion and analysis – 2026 Q3

Financing costs increased by $222 million in the third quarter of 2026 and $260 million in the first nine months of 2026, mainly due to the following factors:

•	Interest expense increased by $151 million in the third quarter of 2026 and $269 million in the first nine months of 2026, largely resulting from:

•	Gross interest expense increased by $52 million in the first nine months of 2026, which was largely a reflection of an increase in the effective interest rate in addition to an increase in average long-term debt. Our weighted average interest rate on long-term debt (excluding commercial paper, TELUS bank credit facilities, lease liabilities and other long-term debt) was 4.84% at September 30, 2026, compared to 4.61% one year earlier. (See Long-term debt issued and Redemptions and repayment of long-term debt in Section 7.4.)

•	Gain on purchase of long-term debt was in respect of the tender offer process described in our 2025 annual MD&A and was net of a $17 million loss on the corresponding foreign exchange derivatives (cross currency interest rate swap agreements) terminated.

•	Long-term debt prepayment premium in 2026 relates to the promissory note issued by a wholly owned subsidiary to a private equity investor which was repaid during the second quarter of 2026. See Note 26(e) of the interim consolidated financial statements for further details.

•	Employee defined benefit plans net interest decreased by $14 million in the third quarter of 2026 and $13 million in the first nine months of 2026. This was primarily due to the merger of the TELUS Defined Contribution Pension Plan into both the TELUS Corporation Pension Plan and the Pension Plan for Management and Professional Employees of TELUS Corporation, which allowed for the reversal of asset ceiling limits. See Note 15(a) of the interim consolidated financial statements for further details.

•	Foreign exchange gains were $62 million lower in the third quarter of 2026 and $6 million lower in the first nine months of 2026, primarily reflecting changes in the value of the U.S. dollar relative to the Canadian dollar and the European euro relative to the Canadian dollar.

•	Interest income decreased by $9 million in the third quarter of 2026. In the first nine months of 2026, interest income increased by $15 million, primarily as a result of higher interest on income tax refunds.

Income taxes

	Three-month periods ended September 30				Nine-month periods ended September 30
($ in millions, except tax rates)	2026	2025	Change		2026	2025	Change
Income taxes computed at applicable statutory rates (%)	27.2	25.5	1.7	pts.	25.7	24.6	1.1	pts.
Adjustments recognized in the current period for income taxes of prior periods (%)	4.8	(1.9)	6.7	pts.	1.9	(4.3)	6.2	pts.
Pillar Two global minimum tax (%)	—	—	—	pts.	(0.1)	0.1	(0.2	)pts.
Impairment of intangible assets and goodwill (%)	(31.6)	—	(31.6	)pts.	(17.6)	13.4	(31.0	)pts.
Write down of deferred tax asset (%)	—	—	—	pts.	(3.7)	—	(3.7	)pts.
(Non-taxable) non-deductible amounts, net (%)	(0.6)	2.8	(3.4	)pts.	0.3	2.4	(2.1	)pts.
Withholding and other taxes (%)	(1.0)	0.9	(1.9	)pts.	(0.9)	3.0	(3.9	)pts.
Losses not recognized (%)	(5.1)	(0.2)	(4.9	)pts.	(2.9)	0.3	(3.2	)pts.
Foreign tax differential (%)	0.5	(0.2)	0.7	pts.	0.2	(0.5)	0.7	pts.
Other (%)	—	(0.2)	0.2	pts.	—	—	—	pts.
Effective tax rate (%)	(5.8)	26.7	(32.5	)pts.	2.9	39.0	(36.1	)pts.
Income taxes computed at applicable statutory rates	(170)	150	n/m		(620)	196	n/m
Adjustments recognized in the current period for income taxes of prior periods	(30)	(11)	n/m		(45)	(34)	32%
Pillar Two global minimum tax	—	—	n/m		1	1	—%
Impairment of intangible assets and goodwill	197	—	n/m		426	107	n/m
Write down of deferred tax asset	—	—	n/m		89	—	n/m
(Non-taxable) non-deductible amounts, net	4	16	(75)%		(8)	19	n/m
Withholding and other taxes	6	5	20%		19	24	(21)%
Losses not recognized	32	(1)	n/m		71	2	n/m
Foreign tax differential	(3)	(1)	n/m		(4)	(4)	—%
Other	—	(1)	(100)%		—	—	n/m
Income taxes	36	157	(77)%		(71)	311	n/m

TELUS Corporation – Management’s discussion and analysis – 2026 Q3

Total income tax expense decreased by $121 million in the third quarter of 2026 and $382 million in the first nine months of 2026. The effective tax rate decreased from 26.7% to (5.8%) in the third quarter of 2026 and from 39.0% to 2.9% in the first nine months of 2026. These changes were primarily attributable to the impairment of intangible assets and goodwill in the respective periods.

Comprehensive income

	Three-month periods ended September 30			Nine-month periods ended September 30
($ in millions)	2026	2025	Change	2026	2025	Change
Net income (loss)	(660)	431	n/m	(2,346)	487	n/m
Other comprehensive income (net of income taxes):
Items that may be subsequently reclassified to income	(69)	89	n/m	(78)	57	n/m
Items never subsequently reclassified to income	928	17	n/m	933	50	n/m
Comprehensive income (loss)	199	537	(63)%	(1,491)	594	n/m

Comprehensive income decreased by $338 million in the third quarter of 2026 and $2.1 billion in the first nine months of 2026, both primarily due to a decrease in Net income, partially offset by employee defined benefit plans re-measurements. Items that may subsequently be reclassified to income include changes in the unrealized fair value of derivatives designated as cash flow hedges and foreign currency translation adjustments arising from translating financial statements of foreign operations. Items never subsequently reclassified to income include changes in the measurement of investment financial assets and employee defined benefit plans re-measurement amounts.

5.4 TELUS technology solutions segment

TTech trends and seasonality

The historical trend over the past eight quarters in mobile network revenue primarily reflects a recovery in growth, attributable to continued expansion in our mobile phone subscriber base and an increase in Internet of Things (IoT) connections. This subscriber momentum was supported by strong customer retention, which offsets the impact of slowing population growth from reduced immigration. Furthermore, while larger data allotments and declining retail prices impact domestic ARPU, overall declines have continued to moderate, reflecting our ongoing efforts to restore ARPU growth. Roaming revenues continued to decline, reflecting the uptake of North America-wide plans and competitive roaming packages in the market, as well as lower travel-related roaming volumes.

Mobile equipment revenues have been declining, largely attributable to lower contracted volumes, partially offset by the impact of higher-value smartphones in the sales mix. Higher device costs from manufacturers are also prompting customers to defer upgrades, driving increased adoption of bring-your-own-device (BYOD) plans, reducing the number of customer contracts. We continue to offer certified pre-owned devices and our Bring-It-Back® program, providing customers with alternative options for handset upgrades while also supporting a circular economy.

Our spectrum investments and capital expenditures for improvements to our network are enhancing its capacity, coverage and reliability, enabling us to drive revenue growth through net additions of new mobile phone and connected device subscribers. Growth in our mobile phone subscriber base is attributable to: (i) industry-leading product offerings with continuous improvements in the speed, performance and reliability of our network, coupled with our enhanced digital capabilities; (ii) the success of our bundling of mobility and home services; (iii) our ability to attract a large share of the Canadian population, with growth that is being driven by immigration (albeit slowing) and changing demographics, as well as ongoing growth in the number of customers with multiple devices; and (iv) our relatively low churn rate, which reflects our Customers First priority and upgrade volume programs.

Our connected device subscriber base has been growing, primarily in response to our expanded IoT offerings across various industries, including transportation, security, healthcare, smart buildings and smart cities, energy, retail and agriculture. Our investments in network infrastructure and the expansion of our IoT product portfolio have also equipped us to deliver reliable and scalable IoT solutions to our customers.

Growth in our internet subscriber base has continued, supported by our ongoing investments in building out our fibre-optic footprint. Bundling of mobility and home services, including our diverse and flexible suite of additional products and services including but not limited to internet, entertainment, security and automation, health, and voice, supports growth in the number of our offerings per home to better meet demand for multiple services, with a positive impact on churn.

TELUS Corporation – Management’s discussion and analysis – 2026 Q3

The trend of growth in our fixed products and services revenue reflects the growth of our internet and security and automation subscriber bases, including our expansion into non-ILEC communities in Ontario and Quebec. This growth is bolstered by sustained demand for faster internet speeds and larger bandwidth which are supported by investments in our fibre-optic footprint. The trends of declining TV revenues and fixed voice revenues are a result of technological substitution. However, the success of our bundled offerings and product diversification and the effectiveness of our customer retention efforts have helped mitigate these trends. The migration of business product and service offerings to IP platforms and the entry of new competitors have resulted in inherently lower margins compared to some of our legacy business product and service offerings. We are continuing to refine and diversify our portfolio of innovative business offerings.

Previous trends in agriculture and consumer goods services were attributable to customer churn, impacting subscription growth, in addition to declines from the divestiture of non-core assets in the first quarter of 2025. As of the second quarter of 2026, year-over-year results are organic, revealing a trend of organic growth, anchored by core demand in animal agriculture and steady execution in consumer goods.

TTech operating indicators1

At September 30	2026	2025	Change
Subscriber connections (thousands):
Mobile phone[2]	10,419	10,274	1%
Connected device[3]	5,072	4,158	22%
Internet[4]	2,838	2,782	2%
Total telecom subscriber connections	18,329	17,214	6%
LTE population coverage[5] (millions)	36.7	36.7	—%
5G population coverage[5] (millions)	34.4	32.9	5%
Fibre optic cable coverage (millions of households and businesses)	3.8	3.6	6%

	Three-month periods ended September 30				Nine-month periods ended September 30
	2026	2025	Change		2026	2025	Change
Mobile phone gross additions (thousands)	395	419	(6)%		1,171	1,134	3%
Subscriber connection net additions (thousands):
Mobile phone	84	82	2%		113	157	(28)%
Connected device	289	169	71%		705	429	64%
Internet	10	40	(75)%		51	88	(42)%
Total telecom subscriber connection net additions	383	291	32%		869	674	29%
Mobile phone ARPU, per month[2,6] ($)	57.22	57.21	—%		56.71	56.97	(0.5)%
Mobile phone churn, per month[2,7] (%)	1.01	1.11	(0.10	)pts.	1.14	1.07	0.07	pts.

1	Effective January 1, 2026 with retrospective application to January 1, 2025, we have revised our subscriber reporting to apply a product-intensive focus on our core bundling foundation of mobility and internet and thus will no longer report TV, security and automation and residential voice subscribers. This change concentrates our disclosure on our core bundling foundation and enables us to better serve our customers, while supporting the migration from legacy products and services to integrated IP streaming, mobile-first connectivity, and smart home solutions.
2	Effective January 1, 2026, on a prospective basis, we reduced our mobile phone subscriber base by 18,000 subscribers to remove a subset of our public services customers that are now subject to dynamic pricing auction models. We believe adjusting our base for these low-margin customers provides a more meaningful reflection of the underlying performance of our mobile phone business and our focus on profitable growth. As a result of this change, associated operating statistics (ARPU and churn) have also been adjusted.
3	Effective January 1, 2026, on a prospective basis, we adjusted our connected device subscriber base to remove 78,000 subscribers, due to a review of our subscriber base.
4	Effective January 1, 2026, we removed 30,000 internet subscribers from our base, primarily consisting of low-margin subscribers associated with temporary work camps and similar facilities. This adjustment also reflects a minor change in our internet subscriber count following a subscriber base review.
5	Including network access agreements with other Canadian carriers.
6	This is a specified financial measure. See Section 11.1 Non-GAAP and other specified financial measures. This is an industry measure useful in assessing operating performance of a mobile products and services company, but is not a measure defined under IFRS Accounting Standards.
7	See Section 11.2 Operating indicators.

•	Mobile phone gross additions were 395,000 in the third quarter of 2026, a decrease of 24,000, driven by a greater emphasis on premium and profitable loading. Mobile phone gross additions were 1,171,000 in the first nine months of 2026, an increase of 37,000, as heightened promotional activity in the first quarter of 2026, which led to elevated customer switching, more than offset the decline in the third quarter of 2026 arising from greater emphasis on premium and profitable loading.

TELUS Corporation – Management’s discussion and analysis – 2026 Q3

•	Our mobile phone churn rate was 1.01% in the third quarter of 2026 compared to 1.11% in the third quarter of 2025. The decrease in churn rate was largely a result of our ongoing focus on customer retention and network quality, along with successful promotions. Our mobile phone churn rate was 1.14% in the first nine months of 2026 compared to 1.07% in first nine months of 2025. The increase in churn rate was largely a result of customer switching decisions in response to marketing and promotional price competition in the first quarter of 2026.

•	Mobile phone net additions were 84,000 in the third quarter of 2026, an increase of 2,000, driven by a lower mobile phone churn rate, partially offset by a decrease in gross additions. Mobile phone net additions were 113,000 in the first nine months of 2026, a decrease of 44,000, attributable to a higher mobile phone churn rate, partially offset by an increase in gross additions.

•	Mobile phone ARPU was $57.22 in the third quarter of 2026, remaining flat year-over-year, highlighting the successful execution of our ongoing efforts to stabilize ARPU. Mobile phone ARPU was $56.71 in the first nine months of 2026, reflecting a decrease of $0.26 or 0.5% for the nine-month period. This decrease was attributable to the adoption of base rate plans with lower prices in response to continuing competitive promotional pricing targeting both new and existing customers, a decline in roaming revenues, and the commoditization of telecommunications services in the public sector, partially offset by the positive impact of ongoing efforts to moderate ARPU declines. We have noted sustained growth in the adoption of unlimited data and Canada-U.S.-Mexico plans, which generate higher and more stable ARPU on a monthly basis while also offering customers greater cost certainty in lower roaming fees to the U.S. and Mexico, and lower data overage fees, respectively.

•	Connected device net additions were 289,000 in the third quarter of 2026 and 705,000 in the first nine months of 2026, reflecting increases of 120,000 for the quarter and 276,000 for the nine-month period, driven by growth in gross additions from customers in the transportation and connectivity industries.

•	Internet net additions were 10,000 in the third quarter of 2026 and 51,000 in the first nine months of 2026, reflecting decreases of 30,000 for the quarter and 37,000 for the nine-month period. These decreases were attributable to lower gross loading, reflecting a greater emphasis on premium and profitable loading, partially offset by lower churn.

Operating revenues and other income – TTech segment

	Three-month periods ended September 30			Nine-month periods ended September 30
($ in millions)	2026	2025 (restated)	Change	2026	2025 (restated)	Change
Mobile network revenue	1,780	1,755	1%	5,273	5,210	1%
Mobile equipment and other service revenues	516	518	—%	1,423	1,540	(8)%
Fixed data services[1]	1,186	1,163	2%	3,536	3,501	1%
Fixed voice services	155	167	(7)%	473	507	(7)%
Fixed equipment and other service revenues	123	143	(14)%	382	427	(11)%
Agriculture and consumer goods services	94	92	2%	272	275	(1)%
Operating revenues (arising from contracts with customers)	3,854	3,838	—%	11,359	11,460	(1)%
Other income	—	29	(100)%	20	118	(83)%
External Operating revenues and other income	3,854	3,867	—%	11,379	11,578	(2)%
Intersegment revenues	5	6	(17)%	16	17	(6)%
TTech Operating revenues and other income	3,859	3,873	—%	11,395	11,595	(2)%

1	Excludes agriculture and consumer goods services.

TTech Operating revenues and other income decreased by $14 million in the third quarter of 2026 and $200 million in the first nine months of 2026.

Mobile network revenue increased by $25 million or 1% in the third quarter of 2026 and $63 million or 1% in the first nine months of 2026, largely due to growth in our mobile phone subscriber base, supported by a stabilization in mobile phone ARPU.

Mobile equipment and other service revenues decreased by $2 million in the third quarter of 2026 and $117 million in the first nine months of 2026. The decreases were due to lower contracted volumes, which were most pronounced in the first six months of 2026, partially offset by the impact of higher-value smartphones in the sales mix.

TELUS Corporation – Management’s discussion and analysis – 2026 Q3

Fixed data services revenues increased by $23 million in the third quarter of 2026 and $35 million in the first nine months of 2026, driven by internet subscriber growth and value-accretive loading in security and automation. This was partially offset by lower but moderating B2B data services revenue.

Fixed voice services revenues decreased by $12 million in the third quarter of 2026 and $34 million in the first nine months of 2026, reflecting the ongoing decline in legacy voice revenues. This was partially mitigated by the effects of our successful customer retention efforts.

Fixed equipment and other service revenues decreased by $20 million in the third quarter of 2026 and $45 million in the first nine months of 2026, driven primarily by lower premises equipment sales.

Agriculture and consumer goods services revenues increased by $2 million in the third quarter of 2026, largely as a result of favourable foreign exchange rate effects from a weaker Canadian dollar. Agriculture and consumer goods services revenues decreased by $3 million in the first nine months of 2026, primarily reflecting first quarter 2026 headwinds from the divestiture of non-core assets in the first quarter of 2025, alongside lower revenues in agriculture. These factors were partially offset by strength in animal agriculture.

Other income decreased by $29 million in the third quarter of 2026, largely due to lower gains on real estate projects. Other income decreased by $98 million in the first nine months of 2026, due to the same factors as the third quarter, in addition to the non-recurrence of lease and other sublease revenue in the comparative period, the non-recurrence of net gains from the divestiture of non-core assets and net reversals of provisions related to business combinations in the prior year.

Intersegment revenues represent services provided to the TELUS health and TELUS digital experience segments. These revenues are eliminated upon consolidation, together with the associated TELUS health and TELUS digital experience segment expenses.

Direct contribution – TTech segment

	Mobile products and services			Fixed products and services[1]			Total TTech
Three-month periods ended September 30 ($ in millions)	2026	2025	Change	2026	2025 (restated)	Change	2026	2025 (restated)	Change
Revenues
Service	1,809	1,780	2%	1,508	1,499	1%	3,317	3,279	1%
Equipment	487	493	(1)%	50	66	(24)%	537	559	(4)%
Operating revenues (arising from contracts with customers)	2,296	2,273	1%	1,558	1,565	—%	3,854	3,838	—%
Expenses
Direct expenses	736	748	(2)%	481	477	1%	1,217	1,225	(1)%
Direct contribution	1,560	1,525	2%	1,077	1,088	(1)%	2,637	2,613	1%

Direct contribution – TTech segment

	Mobile products and services			Fixed products and services[1]			Total TTech
Nine-month periods ended September 30 ($ in millions)	2026	2025	Change	2026	2025 (restated)	Change	2026	2025 (restated)	Change
Revenues
Service	5,353	5,292	1%	4,488	4,497	—%	9,841	9,789	1%
Equipment	1,343	1,458	(8)%	175	213	(18)%	1,518	1,671	(9)%
Operating revenues (arising from contracts with customers)	6,696	6,750	(1)%	4,663	4,710	(1)%	11,359	11,460	(1)%
Expenses
Direct expenses	2,069	2,193	(6)%	1,437	1,437	—%	3,506	3,630	(3)%
Direct contribution	4,627	4,557	2%	3,226	3,273	(1)%	7,853	7,830	—%

1	Includes agriculture and consumer goods services.

The direct expenses included in the direct contribution calculations in the preceding tables represent components of the Goods and services purchased and Employee benefits expense totals included in the table below and have been calculated in accordance with the accounting policies used to prepare the totals presented in the financial statements. TTech direct contribution increased by $24 million or 1% in the third quarter of 2026 and $23 million in the first nine months of 2026.

TELUS Corporation – Management’s discussion and analysis – 2026 Q3

The direct contribution from TTech mobile products and services increased by $35 million in the third quarter of 2026 and $70 million in the first nine months of 2026, reflecting stronger mobile network revenue and subscriber base growth, supported by a stabilization in mobile phone ARPU. These factors were partially offset by a decline in mobile equipment margin from lower contracted volumes.

The direct contribution from TTech fixed products and services decreased by $11 million in the third quarter of 2026 and $47 million in the first nine months of 2026, primarily driven by fixed legacy voice decline and lower B2B data services revenue. These factors were partially offset by continued growth in internet subscribers, security and automation, and TV programming savings. Agriculture and consumer goods margin growth partially offset the third quarter decline, but remained a driver of the decline in the first nine months of 2026 due to the divestiture of non-core assets in the first quarter of 2025.

Operating expenses – TTech segment

	Three-month periods ended September 30			Nine-month periods ended September 30
($ in millions)	2026	2025 (restated)	Change	2026	2025 (restated)	Change
Goods and services purchased[1]	1,757	1,622	8%	4,963	4,858	2%
Employee benefits expense[1]	608	594	2%	1,952	1,884	4%
TTech operating expenses	2,365	2,216	7%	6,915	6,742	3%

1	Includes restructuring and other costs.

TTech operating expenses increased by $149 million in the third quarter of 2026 and increased by $173 million in the first nine months of 2026. See TTech Adjusted EBITDA below for further details.

EBITDA – TTech segment

	Three-month periods ended September 30				Nine-month periods ended September 30
($ in millions, except margins)	2026	2025 (restated)	Change		2026	2025 (restated)	Change
EBITDA	1,494	1,657	(10)%		4,480	4,853	(8)%
Add restructuring and other costs included in EBITDA	135	60	n/m		470	194	n/m
Adjusted EBITDA	1,629	1,717	(5)%		4,950	5,047	(2)%
EBITDA margin[1] (%)	38.7	42.8	(4.1	) pts.	39.3	41.9	(2.6	) pts.
Adjusted EBITDA margin[1] (%)	42.2	44.3	(2.1	) pts.	43.4	43.5	(0.1	) pts.

1	These are non-GAAP and other specified financial measures. See Section 11.1 Non-GAAP and other specified financial measures.

TTech EBITDA decreased by $163 million or 10% in the third quarter of 2026 and $373 million or 8% in the first nine months of 2026. In addition to the drivers discussed within TTech Adjusted EBITDA below, EBITDA also reflected an increase in restructuring and other costs of $75 million in the third quarter of 2026, resulting from cost efficiency and effectiveness programs. In the first nine months of 2026, restructuring and other costs increased by $276 million, due to the same factors as the third quarter, as well as costs associated with the privatization of TELUS Digital.

TTech Adjusted EBITDA decreased by $88 million or 5% in the third quarter of 2026, reflecting: (i) lower Other income, largely due to lower gains on real estate projects; (ii) fixed legacy voice decline; (iii) increased costs of subscription-based licences and cloud usage; (iv) higher network operations costs; (v) lower B2B data services revenue; and (vi) lower mobile equipment margins. These factors were partially offset by: (i) network revenue growth driven by subscriber base growth across mobile, supported by a stabilization in mobile phone ARPU; (ii) growth in internet subscribers; (iii) lower bad debt expense; (iv) security and automation revenue growth; and (v) increased agriculture and consumer goods margin. TTech Adjusted EBITDA decreased by $97 million in the first nine months of 2026, due to the same factors as the third quarter, with the exception of lower agriculture and consumer goods margins as a result of the divestiture of non-core assets.

TTech Adjusted EBITDA margin decreased by 2.1 percentage points in the third quarter of 2026 and 0.1 percentage points in the first nine months of 2026. These declines were driven by higher operating expenses and lower Other income.

TELUS Corporation – Management’s discussion and analysis – 2026 Q3

Adjusted EBITDA less capital expenditures – TTech segment

	Three-month periods ended September 30			Nine-month periods ended September 30
($ in millions)	2026	2025 (restated)	Change	2026	2025 (restated)	Change
Adjusted EBITDA	1,629	1,717	(5)%	4,950	5,047	(2)%
Capital expenditures	(631)	(570)	11%	(1,844)	(1,676)	10%
Adjusted EBITDA less capital expenditures[1]	998	1,147	(13)%	3,106	3,371	(8)%

1	See Section 11.1 Non-GAAP and other specified financial measures.

TTech Adjusted EBITDA less capital expenditures decreased by $149 million in the third quarter of 2026 and $265 million in the first nine months of 2026. See Section 7.3 for further discussion of capital expenditures.

EBIT – TTech segment

	Three-month periods ended September 30			Nine-month periods ended September 30
($ in millions)	2026	2025 (restated)	Change	2026	2025 (restated)	Change
EBITDA	1,494	1,657	(10)%	4,480	4,853	(8)%
Depreciation	(550)	(529)	4%	(1,593)	(1,593)	—%
Amortization of intangible assets	(220)	(224)	(2)%	(734)	(702)	5%
EBIT[1]	724	904	(20)%	2,153	2,558	(16)%

1	See Section 11.1 Non-GAAP and other specified financial measures.

TTech EBIT decreased by $180 million in the third quarter of 2026 and $405 million in the first nine months of 2026, in line with the decreases in EBITDA. TTech depreciation increased by $21 million in the third quarter of 2026, due to higher additions of property, plant and equipment. TTech amortization decreased by $4 million in the third quarter of 2026 due to lower additions of software assets. In the first nine months of 2026, TTech amortization increased by $32 million, primarily due to higher additions of software assets.

5.5 TELUS health segment

TELUS Health trends

The trend of growth in health services revenues has been driven by growth in our offerings of employee and family assistance programs (EFAP), pension plan and benefits administration, which have been augmented by a number of targeted acquisitions globally in 2024, as well as Workplace Options® and other business acquisitions in 2025. The trend also reflects organic growth in some of our existing health offerings driven by increased adoption and expansion of our digital health solutions and the growing member base across our health services. Our portfolio of health offerings include: (i) employer solutions: offers physical, mental and financial well-being solutions focused on the global employer segment, including EFAP, total mental health, consulting and TELUS Health Wellbeing; (ii) payor and provider solutions: the payor business encompasses both the public and private sectors (health benefits management, e-claims, patient health records and public health managed services) and the provider business includes pharmacy software solutions, collaborative health medical records and virtual pharmacy services; (iii) retirement and benefits solutions: enhancing the financial health and well-being of organizations and individuals with sustainable and flexible pensions and benefits administration and retirement solutions; (iv) TELUS Health care centres: oversees clinic operations and transformation, as well as medical and mental health clinical delivery; and (v) consumer health: offers market leading solutions for primary care, pet care, aging in place and chronic disease management. On May 1, 2025, we acquired Workplace Options, which furthers TELUS Health’s practice of partnering with providers, digital health organizations, health plans and employers to create a more robust and localized offering executed at a global scale, which now covers more than 200 countries and territories. The number of lives covered largely reflects the expansion of our EFAP offerings, which includes the acquisition of Workplace Options and their associated healthcare lives covered.

TELUS Corporation – Management’s discussion and analysis – 2026 Q3

TELUS Health operating indicator

At September 30	2026	2025	Change
Healthcare lives covered (millions)	154.5	160.6	(4)%

•	Healthcare lives covered were 154.5 million as of the end of the third quarter of 2026, a decrease of 6.1 million over the past 12 months, mainly reflecting churn in EFAP in some of our operating regions.

Operating revenues and other income – TELUS health segment

	Three-month periods ended September 30			Nine-month periods ended September 30
($ in millions)	2026	2025	Change	2026	2025	Change
Health services	527	516	2%	1,582	1,500	5%
Health equipment	2	1	100%	4	4	—%
Operating revenues (arising from contracts with customers)	529	517	2%	1,586	1,504	5%
Other income	—	10	(100)%	1	11	(91)%
External Operating revenues and other income	529	527	—%	1,587	1,515	5%
Intersegment revenues	1	1	—%	5	5	—%
TELUS Health Operating revenues and other income	530	528	—%	1,592	1,520	5%

TELUS Health Operating revenues and other income increased by $2 million in the third quarter of 2026 and $72 million in the first nine months of 2026.

Across TELUS Health, the reported rate of revenue growth was positively impacted by prevailing foreign exchange rates, primarily the strengthening of the European euro compared to the first nine months of the prior year and in the third quarter of 2026.

Our health services revenues increased by $11 million in the third quarter of 2026, resulting from: (i) growth in retirement and benefits solutions, inclusive of business acquisitions and organic growth; and (ii) growth in payor and provider solutions, with strong performance in collaborative health records and an increase in recurring revenue related to our electronic medical records solutions, increased patient health records and health benefits management, and virtual pharmacy solutions. These factors were partially offset by a decline in employer solutions driven by the continued impact of prior year churn and pricing pressure. Health services revenues increased by $82 million in the first nine months of 2026, reflecting the same factors as the third quarter, in addition to global business acquisitions in employer solutions, including the acquisition of Workplace Options in May 2025.

Health equipment revenues increased by $1 million in the third quarter of 2026 and were unchanged in the first nine months of 2026.

Other income decreased by $10 million in both the third quarter and first nine months of 2026 due to the impact of the one-time item recorded in retirement and benefit solutions in the third quarter of 2025.

Intersegment revenues represent services provided to the TTech segment. These revenues are eliminated upon consolidation, together with the associated TTech expenses.

Direct contribution – TELUS health segment

	Three-month periods ended September 30			Nine-month periods ended September 30
($ in millions)	2026	2025 (restated)	Change	2026	2025 (restated)	Change
Revenues
Service	527	516	2%	1,582	1,500	5%
Equipment	2	1	100%	4	4	—%
Operating revenues (arising from contracts with customers)	529	517	2%	1,586	1,504	5%
Expenses
Direct expenses	248	239	4%	730	688	6%
Direct contribution	281	278	1%	856	816	5%

TELUS Corporation – Management’s discussion and analysis – 2026 Q3

The direct expenses included in the direct contribution calculations in the preceding table represent components of the Goods and services purchased and Employee benefits expense totals included in the table below and have been calculated in accordance with the accounting policies used to prepare the totals presented in the financial statements. The nature of the direct expenses are mainly counsellor network costs, clinicians, implementation and support costs.

TELUS Health direct contribution increased by $3 million in the third quarter of 2026 and $40 million in the first nine months of 2026, reflecting revenue growth, as discussed in the health services revenues section.

Operating expenses – TELUS health segment

	Three-month periods ended September 30			Nine-month periods ended September 30
($ in millions)	2026	2025 (restated)	Change	2026	2025 (restated)	Change
Goods and services purchased[1]	182	176	3%	535	504	6%
Employee benefits expense[1]	271	267	1%	837	765	9%
TELUS Health operating expenses	453	443	2%	1,372	1,269	8%

1	Includes restructuring and other costs.

TELUS Health operating expenses increased by $10 million in the third quarter of 2026 and $103 million in the first nine months of 2026. See TELUS Health direct contribution above and TELUS Health Adjusted EBITDA below for further details.

EBITDA – TELUS health segment

	Three-month periods ended September 30				Nine-month periods ended September 30
($ in millions, except margins)	2026	2025 (restated)	Change		2026	2025 (restated)	Change
EBITDA	77	85	(10)%		220	251	(13)%
Add restructuring and other costs included in EBITDA	15	12	n/m		64	28	n/m
Adjusted EBITDA	92	97	(5)%		284	279	2%
EBITDA margin[1] (%)	14.5	16.2	(1.7	) pts.	13.8	16.5	(2.7	) pts.
Adjusted EBITDA margin[1] (%)	17.3	18.4	(1.1	) pts.	17.8	18.4	(0.6	) pts.

1	These are non-GAAP and other specified financial measures. See Section 11.1 Non-GAAP and other specified financial measures.

TELUS Health EBITDA decreased by $8 million or 10% in the third quarter of 2026 and $31 million or 13% in the first nine months of 2026 reflecting an increase in restructuring and other costs and lower Other income from the one-time item recorded in the third quarter of 2025, partially offset by growth driven by our acquisitions. TELUS Health Adjusted EBITDA decreased by $5 million or 5% in the third quarter of 2026, primarily due to lower Other income. TELUS Health Adjusted EBITDA increased by $5 million or 2% in the first nine months of 2026, due to revenue growth as well as ongoing cost savings related to cost efficiency programs, partially offset by the same factors as the third quarter. The difference between the growth rates of EBITDA and Adjusted EBITDA is attributable to higher restructuring and other costs in the third quarter and first nine months of 2026 related to cost efficiency and effectiveness programs.

TELUS Health Adjusted EBITDA margin decreased by 1.1 percentage points in the third quarter of 2026 and 0.6 percentage points in the first nine months of 2026. These changes were driven by the impact of the one-time item recorded in retirement and benefit solutions in the third quarter of 2025.

TELUS Corporation – Management’s discussion and analysis – 2026 Q3

Adjusted EBITDA less capital expenditures – TELUS health segment

	Three-month periods ended September 30			Nine-month periods ended September 30
($ in millions)	2026	2025 (restated)	Change	2026	2025 (restated)	Change
Adjusted EBITDA	92	97	(5)%	284	279	2%
Capital expenditures	(52)	(56)	(7)%	(149)	(159)	(6)%
Adjusted EBITDA less capital expenditures[1]	40	41	(2)%	135	120	13%

1	See Section 11.1 Non-GAAP and other specified financial measures.

TELUS Health Adjusted EBITDA less capital expenditures decreased by $1 million in the third quarter of 2026 and increased by $15 million in first nine months of 2026. See Section 7.3 for further discussion of capital expenditures.

EBIT – TELUS health segment

	Three-month periods ended September 30			Nine-month periods ended September 30
($ in millions)	2026	2025 (restated)	Change	2026	2025 (restated)	Change
EBITDA	77	85	(10)%	220	251	(13)%
Depreciation	(14)	(21)	(33)%	(45)	(44)	2%
Amortization of intangible assets	(94)	(105)	(10)%	(288)	(299)	(4)%
Impairment of intangible assets and goodwill	(800)	—	n/m	(800)	—	n/m
EBIT[1]	(831)	(41)	n/m	(913)	(92)	n/m

1	See Section 11.1 Non-GAAP and other specified financial measures.

TELUS Health EBIT decreased by $790 million in the third quarter of 2026 and $821 million in the first nine months of 2026, primarily driven by goodwill impairment. TELUS Health depreciation decreased by $7 million in the third quarter of 2026 due to accelerated depreciation in the prior year. TELUS Health amortization decreased by $11 million in both the third quarter and first nine months of 2026, primarily from certain software that fully amortized in the comparative period.

5.6 TELUS digital experience segment

TELUS Digital trends

The historical trend over the past eight quarters in TELUS Digital revenues reflects changes in service volume demand from our existing clients and services provided to new clients, as well as a shift in the mix of services that has been evolving over the eight quarters. Revenue growth from new client wins and service expansion with certain clients was offset by lower service volumes from some of our key existing clients, reflecting ongoing cost rationalization measures within the existing client base. Intersegment revenues generally increased year-over-year, comprising approximately 14% of total TELUS Digital revenues.

Over the past eight quarters, goods and services purchased and employee benefits expense increased through 2025, reflecting growth in our team member base, higher average salaries and wages, restructuring and other costs related to cost efficiency programs, increased external labour and crowdsourced-enabled workforce to support our digital services and AI and data solutions businesses, and higher software licensing, administrative and facility costs to support business growth. These expenses have been flat to lower in the first half of 2026, with a further decrease in the third quarter, primarily due to lower spending on contractors and external labour and cost savings from previous restructuring initiatives, partially offset by increased data processing, maintenance and software licensing costs supporting our service delivery. The decrease in employee benefits expense primarily reflected a lower base salary cost consistent with a reduced team member base.

Depreciation and amortization remained relatively stable, as the impact of ongoing capital investments in facilities and costs to maintain our existing operations was largely offset by the timing of assets reaching full depreciation or amortization.

TELUS Corporation – Management’s discussion and analysis – 2026 Q3

Operating revenues and other income – TELUS digital experience segment

	Three-month periods ended September 30			Nine-month periods ended September 30
($ in millions)	2026	2025 (restated)	Change	2026	2025 (restated)	Change
Operating revenues (arising from contracts with customers)	637	712	(11)%	1,984	2,152	(8)%
Other income	6	—	n/m	18	—	n/m
External Operating revenues and other income	643	712	(10)%	2,002	2,152	(7)%
Intersegment revenues	94	109	(14)%	322	310	4%
TELUS Digital Operating revenues and other income	737	821	(10)%	2,324	2,462	(6)%

TELUS Digital Operating revenues and other income decreased by $84 million in the third quarter of 2026 and $138 million in the first nine months of 2026.

Across TELUS Digital, the reported rate of revenue growth was positively impacted in the third quarter of 2026 by prevailing foreign exchange rates, primarily the weakening of the Canadian dollar against the U.S. dollar. In the first nine months of 2026, the reported rate of revenue growth was negatively impacted by the strengthening of the Canadian dollar against the U.S. dollar.

Our Operating revenues (arising from contracts with customers) decreased by $75 million in the third quarter of 2026, primarily attributable to client ramp-downs in our trust and safety service line and our AI and data solutions service line. In the first nine months of 2026, Operating revenues (arising from contracts with customers) decreased by $168 million, primarily attributable to the same factors as the third quarter, as well as the effect of a one-time receipt within our trust and safety service line in the comparative period resulting from a client’s change in contractual scope.

Other income increased by $6 million in the third quarter of 2026 and $18 million in the first nine months of 2026, primarily due to a reversal of a provision related to a business combination.

Intersegment revenues represent services provided to the TTech and TELUS health segments, which include capital expenditures for software that are deferred and amortized. These revenues are eliminated upon consolidation, together with the associated expenses, as well as the TELUS digital experience segment margin on costs capitalized within the TTech segment.

Intersegment revenues decreased by $15 million in the third quarter of 2026, reflecting lower capital expenditures by the TTech and TELUS health segments for work performed by our digital solutions service line. In the first nine months of 2026, intersegment revenues increased by $12 million, reflecting the competitive benefits TELUS derives from the lower cost structure in the TELUS digital experience segment.

Operating expenses – TELUS digital experience segment

	Three-month periods ended September 30			Nine-month periods ended September 30
($ in millions)	2026	2025 (restated)	Change	2026	2025 (restated)	Change
Goods and services purchased[1]	173	211	(18)%	530	540	(2)%
Employee benefits expense[1]	563	580	(3)%	1,760	1,803	(2)%
TELUS Digital operating expenses	736	791	(7)%	2,290	2,343	(2)%

1	Includes restructuring and other costs.

TELUS Digital operating expenses decreased by $55 million in the third quarter of 2026 and $53 million in the first nine months of 2026. See TELUS Digital Adjusted EBITDA below for further details.

TELUS Corporation – Management’s discussion and analysis – 2026 Q3

EBITDA – TELUS digital experience segment

	Three-month periods ended September 30				Nine-month periods ended September 30
($ in millions, except margins)	2026	2025 (restated)	Change		2026	2025 (restated)	Change
EBITDA	1	30	(99)%		34	119	(72)%
Add restructuring and other costs included in EBITDA	61	37	n/m		181	117	n/m
Adjusted EBITDA	62	67	(9)%		215	236	(9)%
EBITDA margin[1] (%)	0.1	3.6	(3.5	) pts.	1.4	4.8	(3.4	) pts.
Adjusted EBITDA margin[1] (%)	8.4	8.2	0.2	pts.	9.2	9.6	(0.4	) pts.

1 These are non-GAAP and other specified financial measures. See Section 11.1 Non-GAAP and other specified financial measures.

TELUS Digital EBITDA decreased by $29 million or 99% in the third quarter of 2026 and $85 million or 72% in the first nine months of 2026. TELUS Digital Adjusted EBITDA decreased by $5 million or 9% in the third quarter of 2026 and $21 million or 9% in the first nine months of 2026, while Adjusted EBITDA margin increased by 0.2 percentage points in the third quarter of 2026 and decreased by 0.4 percentage points in the first nine months of 2026. The decrease in EBITDA in both the third quarter and first nine months of 2026 was primarily due to lower Operating revenues and increased restructuring and other costs related to cost efficiency programs associated with client-ramp down from service delivery centres out of Europe, partially offset by: (i) lower operating expenses reflecting cost savings from cost efficiency initiatives and a lower cost base from a reduced team member base, primarily out of Europe; and (ii) higher Other income.

Adjusted EBITDA less capital expenditures – TELUS digital experience segment

	Three-month periods ended September 30			Nine-month periods ended September 30
($ in millions)	2026	2025 (restated)	Change	2026	2025 (restated)	Change
Adjusted EBITDA	62	67	(9)%	215	236	(9)%
Capital expenditures	(41)	(42)	(2)%	(112)	(126)	(11)%
Adjusted EBITDA less capital expenditures[1]	21	25	(16)%	103	110	(6)%

1 See Section 11.1 Non-GAAP and other specified financial measures.

TELUS Digital Adjusted EBITDA less capital expenditures decreased by $4 million in the third quarter of 2026 and $7 million in the first nine months of 2026, primarily due to lower Adjusted EBITDA, partially offset by lower capital expenditures. The decrease in capital expenditures reflected lower real estate expenditures in Europe and one-time technology investments in the prior year, partially offset by increased site expansions in Asia-Pacific (including Africa) and the Americas. See Section 7.3 for further discussion of capital expenditures.

EBIT – TELUS digital experience segment

	Three-month periods ended September 30			Nine-month periods ended September 30
($ in millions)	2026	2025 (restated)	Change	2026	2025 (restated)	Change
EBITDA	1	30	(99)%	34	119	(72)%
Depreciation	(53)	(71)	(25)%	(153)	(177)	(14)%
Amortization of intangible assets	(66)	(61)	8%	(197)	(192)	3%
Impairment of intangible assets and goodwill	—	—	n/m	(2,135)	(500)	n/m
EBIT[1]	(118)	(102)	16%	(2,451)	(750)	n/m

1 See Section 11.1 Non-GAAP and other specified financial measures.

TELUS Digital EBIT decreased by $16 million in the third quarter of 2026, primarily due to lower EBITDA, partially offset by lower depreciation. In the first nine months of 2026, EBIT decreased by $1.7 billion, primarily attributable to an impairment charge on intangible assets and goodwill of $2.1 billion recorded in the second quarter of 2026, compared to $500 million in the comparative period. Excluding impairment charges, EBIT decreased by $66 million in the first nine months of 2026, reflecting lower EBITDA, partially offset by lower depreciation.

TELUS Corporation – Management’s discussion and analysis – 2026 Q3

6.	Changes in financial position

Financial position at:	Sept. 30	Dec. 31
($ millions)	2026	2025	Change	Change includes:
Current assets
Cash and temporary investments, net	1,308	2,621	(1,313)	See Section 7 Liquidity and capital resources
Accounts receivable	3,569	3,797	(228)	A decrease primarily driven by lower mobility customer and accrued receivables, as well as TELUS Digital receivables
Income and other taxes receivable	280	173	107	Instalments to date are more than the expense
Inventories	458	482	(24)	A decrease primarily driven by a reduction in dealer and retail inventories, as well as a decrease in new handset volumes, partially offset by inventory in transit
Contract assets	441	457	(16)	Refer to description in non-current contract assets
Costs incurred to obtain or fulfill contracts with customers	330	413	(83)	A decrease driven by lower commissions
Prepaid maintenance and other	512	421	91	An increase primarily driven by the prepayment of maintenance contracts and statutory employee benefits, partially offset by prepaid licensing fees
Current derivative assets	153	8	145	An increase in the notional amount of hedging items.
Current liabilities
Short-term borrowings	1,576	920	656	See Note 22 of the interim consolidated financial statements
Accounts payable and accrued liabilities	3,903	3,494	409	An increase in trade accounts payable and accrued liabilities, partially offset by a reduction in indirect taxes and interest payable. See Note 23 of the interim consolidated financial statements
Income and other taxes payable	117	141	(24)	Instalments to date are more than the expense
Dividends payable	296	649	(353)	Effect of a decrease in the dividend rate, partially offset by an increase in the number of shares outstanding
Advance billings and customer deposits	951	1,053	(102)	A decrease primarily due to lower inventories across our dealer and retail channels. See Note 24 of the interim consolidated financial statements
Provisions	455	300	155	An increase primarily resulting from the reclassification of long-term written put options
Current maturities of long-term debt	3,854	3,102	752	An increase driven by the reclassifications from non-current to current of US$600 million 2.80% and US$500 million 3.70% U.S. Dollar Notes, as well as higher commercial paper outstanding; partially offset by the redemptions of $800 million Notes, Series CZ and $600 million Notes, Series CV
Current derivative liabilities	22	30	(8)	A decrease in the notional amount of hedging items.
Working capital (Current assets subtracting Current liabilities)	(4,123)	(1,317)	(2,806)	TELUS normally has a negative working capital position. See Financing and capital structure management plans in Section 4.3 and Note 4(b) of the interim consolidated financial statements.

TELUS Corporation – Management’s discussion and analysis – 2026 Q3

Financial position at:	Sept. 30	Dec. 31
($ millions)	2026	2025	Change	Change includes:
Non-current assets
Property, plant and equipment, net	18,115	17,503	612	See Capital expenditures in Section 7.3 Cash used by investing activities and Depreciation in Section 5.3 Consolidated operations
Intangible assets, net	19,799	20,328	(529)	See Capital expenditures in Section 7.3 Cash used by investing activities and Amortization of intangible assets in Section 5.3 Consolidated operations
Goodwill, net	8,097	10,460	(2,363)	A decrease due to impairment of goodwill. See Note 18 of the interim consolidated financial statements
Contract assets	267	274	(7)	A decrease reflecting a lower volume of subsidized devices
Other long-term assets	4,005	2,676	1,329	An increase primarily driven by the recognition of a pension plan surplus. See Note 15(a) of the interim consolidated financial statements.
Non-current liabilities
Provisions	538	661	(123)	A decrease primarily resulting from the reclassification of long-term written put options
Long-term debt	25,930	27,437	(1,507)	See Section 7.4 Cash used by financing activities
Other long-term liabilities	1,025	955	70	An increase primarily driven by deferred revenues. See Note 27 of the interim consolidated financial statements
Deferred income taxes	4,416	4,292	124	An overall increase in temporary differences between the accounting and tax basis of assets and liabilities.
Owners’ equity
Common equity	13,443	15,775	(2,332)	See Consolidated statements of changes in owners’ equity in the interim consolidated financial statements
Non-controlling interests	808	804	4	See Consolidated statements of changes in owners’ equity in the interim consolidated financial statements.

7.	Liquidity and capital resources

This section contains forward-looking statements, including those in respect of our TELUS Corporation Common Share dividend payout ratio and net debt to EBITDA – excluding restructuring and other costs ratio. See Caution regarding forward-looking statements at the beginning of this MD&A.

7.1 Overview

Our capital structure financial policies and financing and capital structure management plans are described in Section 4.3.

Cash flows

	Three-month periods ended September 30			Nine-month periods ended September 30
($ millions)	2026	2025	Change	2026	2025	Change
Cash provided by operating activities	1,485	1,493	(8)	3,877	3,736	141
Cash used by investing activities	(665)	(660)	(5)	(2,481)	(2,355)	(126)
Cash used by financing activities	(899)	(2,688)	1,789	(2,709)	(423)	(2,286)
Increase (decrease) in Cash and temporary investments, net	(79)	(1,855)	1,776	(1,313)	958	(2,271)
Cash and temporary investments, net, beginning of period	1,387	3,682	(2,295)	2,621	869	1,752
Cash and temporary investments, net, end of period	1,308	1,827	(519)	1,308	1,827	(519)

TELUS Corporation – Management’s discussion and analysis – 2026 Q3

7.2 Cash provided by operating activities

Analysis of changes in cash provided by operating activities

	Three-month periods ended September 30			Nine-month periods ended September 30
($ millions)	2026	2025	Change	2026	2025	Change
Operating revenues and other income (see Section 5.3)	5,026	5,106	(80)	14,968	15,245	(277)
Goods and services purchased (see Section 5.3)	(2,035)	(1,942)	(93)	(5,760)	(5,647)	(113)
Employee benefits expense (see Section 5.3)	(1,442)	(1,411)	(31)	(4,549)	(4,422)	(127)
Restructuring and other costs, net of disbursements	63	18	45	285	10	275
Share-based compensation expense, net of payments	48	42	6	131	121	10
Employee future benefits expense, net	27	10	17	49	29	20
Gain on contributions of real estate to joint ventures	—	(13)	13	(15)	(21)	6
(Income) loss from equity accounted investments	6	1	5	5	(1)	6
Gain on purchase of long-term debt (see Section 5.3)	—	(222)	222	—	(222)	222
Interest paid	(370)	(399)	29	(1,250)	(1,078)	(172)
Interest received	7	16	(9)	52	38	14
Income taxes paid, net of recoveries received	(81)	(77)	(4)	(209)	(374)	165
Other operating working capital changes	236	364	(128)	170	58	112
Cash provided by operating activities	1,485	1,493	(8)	3,877	3,736	141

Cash provided by operating activities decreased by $8 million in the third quarter of 2026 and increased by $141 million in the first nine months of 2026.

•	Restructuring and other costs, net of disbursements, represented a net change of $45 million in the third quarter of 2026, as we incurred lower restructuring and other costs disbursements net of expenses related to improving our overall cost structure and operational effectiveness. In the first nine months of 2026, restructuring and other costs disbursements net of expenses represented a net change of $275 million, due to the same factors as the third quarter, in addition to recording $130 million of non-cash restructuring and other costs related to the privatization of TELUS Digital.

•	Interest paid increased by $172 million in the first nine months of 2026, largely due to: (i) interest paid on the issuance of fixed-to-fixed rate junior subordinated notes issued in 2025; and (ii) interest paid on the promissory note issued in connection with the May 2025 acquisition of Workplace Options and the second quarter 2026 prepayment premium (see Note 26(e) of the interim consolidated financial statements); partially offset by: (i) interest paid in the comparative periods from notes that were repurchased during the 2025 tender offer processes; and (ii) interest paid on the TELUS International (Cda) Inc. credit facility in the comparative periods, which was repaid in the third quarter of 2025.

•	Income taxes paid, net of recoveries received, decreased by $165 million in the first nine months of 2026, primarily due to lower required income tax instalments attributable to lower income before income taxes, in addition to greater refunds from the completion of prior years’ tax audits.

•	For a discussion of other operating working capital changes, see Section 6 Changes in financial position and Note 31(a) of the interim consolidated financial statements.

TELUS Corporation – Management’s discussion and analysis – 2026 Q3

7.3 Cash used by investing activities

Analysis of changes in cash used by investing activities

	Three-month periods ended September 30			Nine-month periods ended September 30
($ millions)	2026	2025	Change	2026	2025	Change
Cash payments for capital assets, excluding spectrum licences	(596)	(634)	38	(1,950)	(1,886)	(64)
Cash payments for spectrum licences	—	—	—	(373)	—	(373)
Cash payments for acquisitions, net	—	(3)	3	—	(464)	464
Advances to, and investment in, real estate joint ventures and associates	—	(1)	1	(1)	(1)	—
Real estate joint venture receipts	—	—	—	6	1	5
Proceeds on disposition	26	3	23	35	76	(41)
Investment in portfolio investments and other	(95)	(25)	(70)	(198)	(81)	(117)
Cash used by investing activities	(665)	(660)	(5)	(2,481)	(2,355)	(126)

Cash used by investing activities increased by $5 million in the third quarter of 2026 and $126 million in the first nine months of 2026.

•	Cash payments for capital assets, excluding spectrum licences decreased by $38 million in the third quarter of 2026 and increased by $64 million in the first nine months of 2026. These changes were composed of:

•	An increase in capital expenditures of $49 million in the third quarter of 2026 and $113 million in the first nine months of 2026 (see Capital expenditure measures table and discussion below).

•	Lower capital expenditure payments of $87 million in the third quarter of 2026 and $49 million in the first nine months of 2026 with respect to payment timing differences.

•	Cash payments for spectrum licences increased by $373 million in the first nine months of 2026, related to the acquisition of 2500 MHz band spectrum and 3500 MHz band spectrum, in addition to the acquisition of 3800 MHz licences during Innovation, Science and Economic Development Canada’s (ISED) residual auction that concluded in January 2026. We acquired 40 MHz of spectrum on average in markets where we successfully bid, at an average price of $1.23 per MHz-pop (where pop refers to the population in a licence area).

•	Cash payments for acquisitions, net, was $3 million lower in the third quarter of 2026. Cash payments for acquisitions, net, was $464 million lower in the first nine months of 2026, primarily due to the impact of the Workplace Options acquisition in May 2025.

•	Proceeds on disposition were $23 million higher in the third quarter of 2026 due to right-of-way sublicence receipt. Proceeds on disposition were $41 million lower in the first nine months of 2026, reflecting greater divestitures of non-core assets in the first nine months of 2025.

•	Investment in portfolio investments and other increased by $70 million in the third quarter of 2026, primarily as a result of greater capital inventory. Investment in portfolio investments and other increased by $117 million in the first nine months of 2026, attributable to the same factors as the third quarter, in addition to investments in a larger number of portfolio investments.

TELUS Corporation – Management’s discussion and analysis – 2026 Q3

Capital expenditure measures

	Three-month periods ended September 30				Nine-month periods ended September 30
($ millions, except capital expenditure intensity)	2026	2025	Change		2026	2025	Change
Capital expenditures[1]
TELUS technology solutions segment (TTech)
TTech operations	619	534	16%		1,797	1,611	12%
TTech real estate development	12	36	(67)%		47	65	(28)%
	631	570	11%		1,844	1,676	10%
TELUS health segment (TELUS Health)	52	56	(7)%		149	159	(6)%
TELUS digital experience segment (TELUS Digital)	41	42	(2)%		112	126	(11)%
Eliminations	(23)	(16)	44%		(75)	(44)	70%
Consolidated	701	652	8%		2,030	1,917	6%
TTech capital expenditure intensity[2] (%)	16	14	2	pts.	16	14	2	pts.
TELUS Health capital expenditure intensity[2] (%)	10	11	(1	) pt.	9	10	(1	) pt.
TELUS Digital capital expenditure intensity[2,3] (%)	6	5	1	pt.	5	5	—	pts.
Consolidated capital expenditure intensity[2] (%)	14	12	2	pts.	13	12	1	pt.

1	Capital expenditures include assets purchased, excluding right-of-use lease assets, but not yet paid for. Consequently, capital expenditures differ from Cash payments for capital assets, excluding spectrum licences, as reported in the interim consolidated statements of cash flows. Refer to Note 31 of the interim consolidated financial statements for further information.
2	See Section 11.1 Non-GAAP and other specified financial measures.
3	2025 restated.

Consolidated capital expenditures increased by $49 million in the third quarter of 2026 and $113 million in the first nine months of 2026.

Capital expenditures in support of TTech operations were $85 million higher in the third quarter of 2026 and $186 million higher in the first nine months of 2026. These increases primarily resulted from greater capital investments in developing new facilities and expanding network infrastructure builds to meet growing industry demand. Our capital investments in TTech operations have enabled: (i) ongoing growth in our internet subscriber base, as well as the connection of more premises to our fibre network; (ii) the extended coverage of our 5G network; and (iii) enhancement of our product and digital development to improve system capacity and reliability. By September 30, 2026, our 5G network covered over 34.4 million Canadians, representing 93% of the population.

Capital expenditures in support of TTech real estate development decreased by $24 million in the third quarter of 2026 and $18 million in the first nine months of 2026, driven by the completion of TELUS Living projects in B.C. and two of our commercial buildings.

TELUS Health capital expenditures decreased by $4 million in the third quarter of 2026 and $10 million in the first nine months of 2026, largely driven by decreased investments in business acquisitions. Our TELUS Health capital expenditures continue to invest in the expansion of our digital health product offerings and capabilities, as well as support for business integration, enabling AI-powered experiences, and embedded care pathways, all of which enhance and evolve our customer experience. The investments in our product offerings and foundational platforms position TELUS Health for scalable growth and operational resilience.

TELUS Digital capital expenditures remained largely unchanged in the third quarter of 2026. TELUS Digital capital expenditures decreased by $14 million in the first nine months of 2026, mainly driven by decreased site expansions in Europe, coupled with prior year software license investment.

TELUS Corporation – Management’s discussion and analysis – 2026 Q3

7.4 Cash used by financing activities

Analysis of changes in cash used by financing activities

	Three-month periods ended September 30			Nine-month periods ended September 30
($ millions)	2026	2025	Change	2026	2025	Change
Dividends paid to holders of Common Shares	(444)	(408)	(36)	(1,308)	(1,215)	(93)
Issue (repayment) of short-term borrowings, net	353	3	350	665	12	653
Long-term debt issued	1,137	1,381	(244)	3,848	9,513	(5,665)
Redemptions and repayment of long-term debt	(1,938)	(4,910)	2,972	(5,893)	(9,948)	4,055
Partnership distributions to non-controlling interest	(7)	—	(7)	(21)	—	(21)
Equity of subsidiary issued to non-controlling interest	—	1,261	(1,261)	—	1,261	(1,261)
Financing activity transaction costs and other	—	(15)	15	—	(46)	46
Cash used by financing activities	(899)	(2,688)	1,789	(2,709)	(423)	(2,286)

Cash used by financing activities decreased by $1.8 billion in the third quarter of 2026 and increased by $2.3 billion in the first nine months of 2026.

Dividends paid to holders of Common Shares

Our dividend reinvestment and share purchase (DRISP) plan trustee may acquire Common Shares from Treasury, at our option, for the DRISP plan, rather than acquiring shares in the stock market. For the dividends paid on July 2, 2026, the DRISP participation rate for these dividends, calculated as the DRISP investment of $215 million (including the employee share purchase plan) as a percentage of gross dividends, was approximately 33%. By comparison, for the dividends paid on July 2, 2025, the DRISP participation rate was approximately 36%. Cash payments for dividends increased by $36 million in the third quarter of 2026 and $93 million in the first nine months of 2026, which reflected payment of higher-rate dividends and an increase in the number of shares outstanding.

In October 2026, we paid dividends of $270 million to the holders of Common Shares and the trustee acquired dividend reinvestment Common Shares from Treasury for $26 million, totalling $296 million. For these dividends, the DRISP participation rate was approximately 9%.

Issue (repayment) of short-term borrowings, net

During the third quarter of 2026, we drew $0.4 billion under our bank credit facility (see Section 7.7 Short-term borrowings). This is in addition to the draw of $0.3 billion in the second quarter of 2026.

Long-term debt issued and Redemptions and repayment of long-term debt

In the third quarter of 2026, long-term debt issued decreased by $244 million, while redemptions and repayment of long-term debt decreased by $3.0 billion. These changes were primarily composed of:

•	A net decrease in commercial paper outstanding, including foreign exchange effects, of $392 million to a balance of $1.7 billion (US$1.2 billion) at September 30, 2026, from a balance of $2.1 billion (US$1.5 billion) at June 30, 2026. Our commercial paper program provides funds at a lower cost than our revolving credit facility and is fully backstopped by the revolving credit facility (see Section 7.6 Credit facilities).

•	The repayment upon maturity of the remaining $300 million of Series CZ notes due July 8, 2026.

For the first nine months of 2026, long-term debt issued decreased by $5.7 billion, while redemptions and repayment of long-term debt decreased by $4.1 billion. In addition to some activity from the third quarter of 2026, the change in balance for the first nine months of 2026 was primarily composed of:

•	A net increase in commercial paper outstanding, including foreign exchange effects, of $749 million from a balance of $1.0 billion (US$0.7 billion) at December 31, 2025.

•	The full redemption of our outstanding $600 million 3.75% Notes, Series CV due March 10, 2026. The redemption was funded through proceeds from our December 2025 offering of fixed-to-fixed rate junior subordinated notes.

•	The repayment of a promissory note issued by a wholly owned subsidiary to a private equity investor, as further described in Note 26(e) of the interim consolidated financial statements.

•	The partial redemption of $500 million 2.75% Notes, Series CZ, of which there was $800 million aggregate principal amount outstanding. The partial redemption was funded through proceeds from our December 2025 offering of fixed-to-fixed rate junior subordinated notes.

The average term to maturity of our long-term debt (excluding commercial paper, TELUS bank credit facilities, lease liabilities and other long-term debt) was 14.8 years at September 30, 2026, an increase from 14.7 years at December 31, 2025 and from 13.2 years at September 30, 2025. In addition, the weighted average cost of our long-term debt (excluding commercial paper, TELUS bank credit facilities, lease liabilities and other long-term debt) was 4.84% at September 30, 2026, an increase from 4.75% at December 31, 2025 and from 4.61% at September 30, 2025.

TELUS Corporation – Management’s discussion and analysis – 2026 Q3

Partnership distributions to non-controlling interest

Our Terrion subsidiary paid distributions of $7 million in the third quarter of 2026 and $21 million in the first nine months of 2026.

Equity of subsidiary issued to non-controlling interest

In the third quarter of 2025, equity of subsidiary issued to non-controlling interest was related to the formation of Terrion.

Financing activity transaction costs and other

In the third quarter of 2025, we incurred debt issuance costs in relation to the formation of Terrion. In the second quarter of 2025, we incurred debt issuance costs in connection with the issuances of our Series CAR, Series CAS, Series A and Series B notes.

7.5 Liquidity and capital resource measures

Net debt was $26.0 billion at September 30, 2026, an increase of $318 million compared to one year earlier, largely as a result of: (i) the note issuances in the fourth quarter of 2025, as described in our 2025 annual MD&A; (ii) increased short-term borrowings from the unsecured non-revolving bank credit facility; (iii) increased commercial paper outstanding; and (iv) lower Cash and temporary investments. These factors were partially offset by: (i) the junior subordinated notes equity credit for fixed-to-fixed junior subordinated notes issued in the fourth quarter of 2025; for purposes of calculating leverage ratios, only one-half of the principal of our junior subordinated notes is included as debt in the initial post-issuance decade; (ii) the notes purchased during the fourth quarter 2025 tender offer process; (iii) the full redemption of 3.75% Notes, Series CV, in the first quarter of 2026, the partial redemption of 2.75% Notes, Series CZ, in the second quarter of 2026, and the repayment upon maturity of the remaining Series CZ notes in the third quarter of 2026; and (iv) the second quarter 2026 repayment of a promissory note issued by a wholly owned subsidiary to a private equity investor.

Fixed-rate debt as a proportion of total indebtedness, which excludes lease liabilities and other long-term debt, was 88% as at September 30, 2026, down from 92% one year earlier. The decrease was primarily a result of: (i) increased short-term borrowings from the unsecured non-revolving bank credit facility; (ii) increased commercial paper outstanding, which is classified as floating-rate debt in this calculation; (iii) the notes purchased during the fourth quarter 2025 tender offer process; (iv) the full redemption of 3.75% Notes, Series CV, in the first quarter of 2026, the partial redemption of 2.75% Notes, Series CZ, in the second quarter of 2026, and the repayment upon maturity of the remaining Series CZ notes in the third quarter of 2026; and (v) the second quarter 2026 repayment of a promissory note issued by a wholly owned subsidiary to a private equity investor. These factors were partially offset by the note issuances in the fourth quarter of 2025, as described in our 2025 annual MD&A.

Our Net debt to EBITDA – excluding restructuring and other costs ratio supports our financial objective of maintaining investment-grade credit ratings, which facilitates reasonable access to capital. This ratio was 3.6 times, as measured at September 30, 2026, up from 3.5 times one year earlier. In addition to a decrease in EBITDA – excluding restructuring and other costs, the increase in the ratio was also due to the effect of the increase in net debt levels arising from current and prior period acquisitions of spectrum and businesses, offset by the junior subordinated notes equity credit. As at September 30, 2026, the acquisition of spectrum licences increased the ratio by approximately 0.6, while the junior subordinated notes equity credit decreased the ratio by approximately 0.5 and equity issued by our Terrion subsidiary to a non-controlling interest decreased the ratio by approximately 0.2. Our recent acquisitions of spectrum licences have increased our national spectrum holdings and represent an investment in building greater network capacity to support the ongoing growth in demand for data, as well as growth in our mobile subscriber base. We have an objective of achieving a ratio of 3.0 times by year-end 2028. While this ratio exceeds our long-term objective range, we are well within compliance with the leverage ratio covenant in our credit facilities, which states that we may not permit our leverage ratio to exceed 4.25 to 1.00 at September 30, 2026 (see Section 7.6 Credit facilities).

TELUS Corporation – Management’s discussion and analysis – 2026 Q3

Liquidity and capital resource measures

As at, or for the 12-month periods ended, September 30	2026	2025	Change
Components of debt and coverage ratios ($ millions)
Long-term debt	29,784	28,989	795
Net debt[1]	25,981	25,663	318
Net income (loss)	(2,056)	807	(2,863)
EBITDA – excluding restructuring and other costs[1]	7,213	7,353	(140)
Financing costs	1,421	1,192	229
Net interest cost[1]	1,513	1,418	95
Debt ratios
Fixed-rate debt as a proportion of total indebtedness (excluding lease liabilities and other long-term debt) (%)	88	92	(4	) pts.
Average term to maturity of long-term debt (excluding commercial paper, TELUS bank credit facilities, lease liabilities and other long-term debt) (years)	14.8	13.2	1.6
Weighted average interest rate on long-term debt (excluding commercial paper, TELUS bank credit facilities, lease liabilities and other long-term debt) (%)	4.84	4.61	0.23	pts.
Net debt to EBITDA – excluding restructuring and other costs[1] (times)	3.6	3.5	0.1
Coverage ratios[1] (times)
Earnings coverage	(0.3)	2.1	(2.4)
EBITDA – excluding restructuring and other costs interest coverage	4.8	5.2	(0.4)
Other measures[1] (%)
Determined using most comparable IFRS Accounting Standards measures
Ratio of Common Share dividends declared to cash provided by operating activities – less capital expenditures	97	106	(9	) pts.
Determined using management measures
Common Share dividend payout ratio – net of dividend reinvestment plan effects	75	75	—	pts.

1	See Section 11.1 Non-GAAP and other specified financial measures.

Earnings coverage ratio for the 12-month period ended September 30, 2026 was (0.3) times, down from 2.1 times one year earlier. A decrease in income before borrowing costs and income taxes lowered the ratio by 2.4 and an increase in borrowing costs immaterially lowered the ratio. Excluding restructuring and other costs and impairment of intangible assets and goodwill, the earnings coverage ratio was 2.1 times.

EBITDA – excluding restructuring and other costs interest coverage ratio for the 12-month period ended September 30, 2026 was 4.8 times, down from 5.2 times one year earlier. An increase of $95 million in net interest costs lowered the ratio by 0.3.

Common Share dividend payout ratios: Actual Common Share dividend payout decisions will continue to be subject to our Board’s assessment of our financial position and outlook, as well as our long-term Common Share dividend payout objective range of 45 to 60% of free cash flow on a trailing 12-months basis. So as to be consistent with the way we manage our business, our Common Share dividend payout ratio is presented as a historical measure calculated as the sum of the dividends declared in the most recent four quarters for Common Shares, as recorded in the financial statements, net of dividend reinvestment plan effects, divided by the sum of the most recent four quarters’ free cash flow amounts for interim reporting periods. For fiscal years, the denominator is annual free cash flow.

7.6 Credit facilities

TELUS credit facilities

We have a $2.75 billion (or U.S. dollar equivalent) unsecured revolving credit facility with a syndicate of financial institutions, expiring August 21, 2030. The revolving credit facility is used for general corporate purposes, including the backstop of commercial paper, as required.

TELUS revolving credit facility at September 30, 2026

($ millions)	Expiry	Size	Drawn	Outstanding undrawn letters of credit	Backstop for commercial paper program	Available liquidity
Revolving credit facility[1]	Aug. 21, 2030	2,750	—	—	(1,701)	1,049

1	Canadian dollars or U.S. dollar equivalent.

Our credit facilities contain customary covenants, including a requirement that we not permit our consolidated leverage ratio to exceed 4.25 to 1.00 and that we not permit our consolidated coverage ratio to be less than 2.00 to 1.00 at the end of any financial quarter. As at September 30, 2026, our consolidated leverage ratio was 3.6 to 1.00 and our consolidated coverage ratio was 4.8 to 1.00. These ratios are expected to remain well within the covenants. There are certain minor differences in the calculation of the leverage ratio and coverage ratio under the revolving credit facility, as compared with the calculation of Net debt to EBITDA – excluding restructuring and other costs and EBITDA – excluding restructuring and other costs interest coverage. Historically, the calculations are substantially similar. The covenants are not impacted by revaluation, if any, of Property, plant and equipment, Intangible assets or Goodwill for accounting purposes. Continued access to our credit facilities is not contingent on maintaining a specific credit rating.

TELUS Corporation – Management’s discussion and analysis – 2026 Q3

Commercial paper

TELUS Corporation has an unsecured commercial paper program, which is backstopped by our revolving credit facility, allowing us to issue commercial paper up to a maximum aggregate equivalent amount at any one time of $2.1 billion (US$1.5 billion maximum) as at September 30, 2026. We use foreign currency forward contracts to manage currency risk arising from U.S. dollar-denominated commercial paper. The commercial paper program is used for general corporate purposes, including, but not limited to, capital expenditures and investments. Our ability to reasonably access the commercial paper market in the United States is dependent on our credit ratings (see Section 7.8 Credit ratings).

Other unsecured long-term debt

In 2025, a wholly owned subsidiary issued preferred shares for US$200 million to a private equity investor, in connection with the acquisition of Workplace Options. In the first quarter of 2026, the preferred shares were exchanged with the private equity investor for a US$200 million promissory note issued by the wholly owned subsidiary.

During the three-month period ended June 30, 2026, at our option, the promissory note was repaid and a prepayment premium of $51 million was recorded.

Junior subordinated notes

The notes are direct unsecured obligations, are subordinated to all existing and future senior indebtedness, and are effectively subordinated to all existing and future indebtedness and obligations of, or guaranteed by, our subsidiaries. For purposes of calculating leverage ratios, only one-half of the principal is included as debt in the initial post-issuance decade. See Note 26(f) of the interim consolidated financial statements for additional details.

Other letter of credit facilities

At September 30, 2026, we had $61 million of letters of credit outstanding issued under various uncommitted facilities. These letter of credit facilities are in addition to our ability to provide letters of credit under our committed revolving bank credit facility. Available liquidity under various uncommitted letter of credit facilities was $124 million at September 30, 2026.

Other secured long-term debt

Other liabilities incur interest at 4.4%, are secured by the AWS-4 spectrum licences associated with these other liabilities, and are subject to amortization schedules, so that the principal is repaid over the periods to maturity, the last period ending March 31, 2035.

Lease liabilities

Lease liabilities are subject to amortization schedules, so that the principal is repaid over various periods, which include reasonably expected renewals. The weighted average interest rate on lease liabilities was approximately 5.2% as at September 30, 2026.

7.7 Short-term borrowings

On May 22, 2024, we entered into an agreement with an arm’s-length securitization trust associated with a major Schedule I bank allowing us to borrow up to a maximum of $1.6 billion, secured by certain trade receivables and unbilled customer finance receivables; the term of this revolving-period securitization agreement ends May 22, 2027, and requires minimum cash advances of approximately $920 million. Funding under the agreement may be provided in either Canadian dollars or U.S. dollars. Currency risk associated with funding denominated in U.S. dollars is managed through the use of foreign currency forward contracts. Available liquidity under this agreement was $680 million as at September 30, 2026.

As at September 30, 2026, TELUS Corporation has an unsecured non-revolving $650 million (or U.S. dollar equivalent) bank credit facility, maturing June 2027, with a syndicate of financial institutions, which is to be used for general corporate purposes. Currency risk associated with funding denominated in U.S. dollars is managed through the use of foreign currency forward contracts. Available liquidity under this agreement was $NIL as at September 30, 2026. (See Note 22 of the interim consolidated financial statements.)

7.8 Credit ratings

We continued to have investment-grade ratings in the third quarter of 2026 and as at November 6, 2026. We believe adherence to most of our stated financial policies (see Section 4.3), coupled with our efforts to maintain constructive relationships with banks, investors and credit rating agencies, continues to provide reasonable access to capital markets.

7.9 Financial instruments and contingent liabilities

Financial instruments

Our financial instruments, their accounting classification and the nature of certain risks to which they may be exposed were described in Section 7.9 in our 2025 annual MD&A.

Liquidity risk

As a component of our capital structure financial policies, discussed in Section 4.3 Liquidity and capital resources, we manage liquidity risk by: maintaining a daily cash pooling process that enables us to manage our available liquidity and our liquidity requirements according to our actual needs; maintaining a short-term borrowing agreement associated with trade receivables and unbilled customer finance receivables; maintaining a non-revolving syndicated credit facility; maintaining bilateral bank facilities and syndicated credit facilities; maintaining a supply chain financing program; maintaining a commercial paper program; maintaining an in-effect shelf prospectus; continuously monitoring forecast and actual cash flows; and managing maturity profiles of financial assets and financial liabilities.

TELUS Corporation – Management’s discussion and analysis – 2026 Q3

As at September 30, 2026, TELUS Corporation could offer an unlimited amount of securities in Canada, and $1.9 billion of securities in the United States, qualified pursuant to a Canadian shelf prospectus in effect until January 2029.

As at September 30, 2026, we had over $1.0 billion of liquidity available from the TELUS revolving credit facility and $680 million available under our trade receivables and unbilled customer finance receivables securitization program (see Section 7.7 Short-term borrowings). Including cash and temporary investments of $1.3 billion, we had over $3.0 billion of liquidity available at September 30, 2026 (see Section 11.1 Non-GAAP and other specified financial measures). This aligns with our objective of generally maintaining at least $1 billion of available liquidity. We believe our investment-grade credit ratings contribute to reasonable access to capital markets.

Contingent liabilities

Claims and lawsuits

A number of claims and lawsuits (including class actions and intellectual property infringement claims) seeking damages and other relief are pending against us and, in some cases, other mobile carriers and telecommunications service providers. As well, we have received notice of, or are aware of, certain possible claims (including intellectual property infringement claims) against us and, in some cases, other mobile carriers and telecommunications service providers.

It is not currently possible for us to predict the outcome of such claims, possible claims and lawsuits due to various factors, including: the preliminary nature of some claims; uncertain damage theories and demands; an incomplete factual record; uncertainty concerning legal theories and procedures and their resolution by the courts, at both the trial and the appeal levels; and the unpredictable nature of opposing parties and their demands.

However, subject to the foregoing limitations, management is of the opinion, based upon legal assessments and information presently available, that it is unlikely that any liability, to the extent not provided for through insurance or otherwise, would have a material effect on our financial position and the results of our operations, including cash flows, with the exception of the items disclosed in Note 29 of the interim consolidated financial statements.

7.10 Outstanding share information

Outstanding shares (millions)	September 30, 2026	October 31, 2026
Common Shares	1,590	1,592
Common Share options	4	3
Restricted share units and deferred share units – equity-settled	23	23

7.11 Transactions between related parties

Transactions with key management personnel

Our key management personnel, consisting of our Board of Directors and our Executive Team, have authority and responsibility for overseeing, planning, directing and controlling our activities. Total compensation expense for key management personnel was $37 million in the third quarter of 2026 and $96 million in the first nine months of 2026, compared to $20 million and $64 million in the respective periods in 2025. The increase in compensation expense for key management personnel was primarily due to greater share-based compensation. See Note 30(a) of the interim consolidated financial statements for additional details.

Transactions with defined benefit pension plans

We provided our defined benefit pension plans with management and administrative services on a cost recovery basis and actuarial services on an arm’s-length basis. Charges for these services were immaterial.

8.	Accounting matters

8.1 Critical accounting estimates and judgments

Our significant accounting policies are described in Note 1 of the Consolidated financial statements for the year ended December 31, 2025. The preparation of financial statements in conformity with GAAP requires management to make estimates, assumptions and judgments that affect: the reported amounts of assets and liabilities at the date of the financial statements; the disclosure of contingent assets and liabilities at the date of the financial statements; and the reported amounts and classification of income and expense during the reporting period. Actual results could differ from those estimates. Our critical accounting estimates and significant judgments are generally discussed with the Audit Committee each quarter and are described in Section 8.1 in our 2025 annual MD&A, which is hereby incorporated by reference.

TELUS Corporation – Management’s discussion and analysis – 2026 Q3

8.2 Accounting policy developments

Our accounting policy developments were discussed in Section 8.2 Accounting policy developments in our 2025 annual MD&A. See Note 2 of the interim consolidated financial statements for additional details.

9.	Update to general trends, outlook and assumptions, and regulatory developments and proceedings

This section contains forward-looking statements, which should be read together with the Caution regarding forward-looking statements at the beginning of this MD&A.

The assumptions for our 2026 outlook, as described in Section 9 in our 2025 annual MD&A, remain the same, except for the following:

•	For our revised estimated economic growth rates, inflation rates, annual unemployment rates and annual rates of housing starts on an unadjusted basis, see Section 1.2. The extent to which these economic estimates affect us and the timing of their impact will depend upon the actual experience of specific sectors of the Canadian economy.

•	We anticipated growth in TELUS Digital to be supported by our differentiated digital customer experience solutions and continued optimization of the cost structure to mitigate declining industry trends in traditional business process outsourcing. Further, while we anticipated continued scaling of AI-enabling services in TELUS Digital, albeit at a slower pace and scale, this is not expected to offset demand ramp-downs and more pronounced churn in legacy services provided to certain hyperscale customers as these services are being automated faster than anticipated.

•	Our restructuring and other costs assumption has been revised to approximately $900 million, from approximately $500 million. The increase is a result of expanded operational effectiveness programs to support EBITDA and cash flow growth. We estimate total cash restructuring and other disbursements of approximately $650 million, from approximately $450 million.

•	Our cash income tax payments assumption has been revised downward to a range of approximately $190 million to $290 million from a range of approximately $540 million to $620 million. This decrease was primarily due to higher refunds received, Canadian Bill C-15 receiving royal assent on March 26, 2026, and lower required income tax instalments attributable to lower income before income taxes.

9.1 Communications industry regulatory developments and proceedings*

Our telecommunications, broadcasting and radiocommunication services are regulated under federal laws by various authorities, including the Canadian Radio-television and Telecommunications Commission (CRTC), ISED, Canadian Heritage and the Competition Bureau. See Section 10.3 Regulatory matters in our 2025 annual MD&A.

The following is a summary of certain significant communications industry regulatory developments and proceedings that are relevant to our telecommunications and broadcasting business and our industry. This summary is not intended to be a comprehensive legal analysis or description of all of the specific issues described. Although we have indicated those issues for which we do not currently expect the outcome of a development or proceeding to be material for us, there can be no assurance that the expected outcome will occur or that our current assessment of its likely impact on us will be accurate. See Section 10.3 Regulatory matters in our 2025 annual MD&A.

Radiocommunication licences and spectrum-related matters

Millimetre wave (mmWave) spectrum auction

On May 14, 2026, ISED released its Policy and Licensing Framework for Spectrum in the 26 GHz and 38 GHz Bands. This decision established the mmWave auction framework rules in the 26 GHz and 38 GHz bands that is set to take place in January 2028. A total of 4,800 MHz will be auctioned, 2,400 MHz in each of the 26 GHz and 38 GHz bands (25.1-27.5 GHz and 37.6-40.0 GHz). There will be a cross-band 1,200 MHz cap, with no set-asides. The deadline for receipt of applications and financial deposits for participation in the auction is August 31, 2027. Auction bidding starts January 25, 2028.

Preliminary consultation on mobile satellite service

On May 13, 2026, ISED launched Preliminary consultation on Mobile Satellite Service (MSS) Developments and the Use of L and S Band Spectrum with comments due July 13, 2026. Alongside this consultation, a moratorium was placed on new MSS licensing in the L and S bands. The consultation emerged during a period of major international regulatory transitions and the rise of direct-to-device (D2D) services for smartphones. It raises important policy and technical matters regarding MSS and the S band, which Terrestar currently sublicenses AWS-4 spectrum to TELUS for use on our network. There is a concern that a revised MSS framework could restrict our future use of its AWS-4 spectrum licences.

* The operations of our health business are also subject to various health laws and regulations internationally, as well as policies, guidelines and directives issued by regulatory and administrative bodies. See Section 10.3 Regulatory matters in our 2025 annual MD&A.

TELUS Corporation – Management’s discussion and analysis – 2026 Q3

Regulatory and federal government reviews

The CRTC and the federal government have initiated public proceedings to review various matters. A number of key proceedings are discussed below.

Review of the wholesale high-speed access service framework

On August 13, 2024, the CRTC issued Telecom Regulatory Policy CRTC 2024-180 (TRP 2024-180), Competition in Canada’s Internet service markets. TRP 2024-180 is the CRTC’s final decision pursuant to its consultation on the wholesale high-speed access framework in Canada, which has been ongoing since March 2023. In the March 2023 consultation document, the CRTC sought comment on a number of issues, including whether wholesale access to fibre-to-the-premises (FTTP) service should be offered on an aggregated basis and whether any further regulation, including retail regulation, is warranted.

In TRP 2024-180, the CRTC ruled that TELUS, Bell and SaskTel must provide aggregated wholesale access to their FTTP networks, effective February 13, 2025. As a result, all companies, including TELUS, are permitted to obtain wholesale FTTP access effective February 13, 2025, with two notable restrictions. First, incumbent telephone and cable companies are not able to access the wholesale framework within their traditional wireline serving territories, but may access it outside those territories. Second, any new FTTP deployed by TELUS, Bell or SaskTel after August 13, 2024 will not be eligible for wholesale access until August 13, 2029. On October 25, 2024, the CRTC set out interim rates for the wholesale aggregated FTTP service. On April 24, 2026, the CRTC approved final rates for wholesale FTTP access services.

On September 12, 2024, SaskTel brought two court challenges to TRP 2024-180: an application for leave to appeal the decision pursuant to the Telecommunications Act, and an application for judicial review pursuant to the Federal Courts Act. The Federal Court of Appeal granted SaskTel’s motion for leave to appeal on October 31, 2025. The appeal and judicial review will be heard together, likely in 2027.

In November 2024, multiple parties brought applications to the CRTC to review and vary TRP 2024-180. Among other things, the applications asked the CRTC to prohibit TELUS, Bell and Rogers from accessing wholesale FTTP service pursuant to TRP 2024-180. Bragg Communications Inc., Cogeco Communications Inc., SaskTel, and the Competitive Network Operators of Canada also brought a petition to federal Cabinet asking them to vary TRP 2024-180 in a similar manner should the CRTC fail to do so. On June 20, 2025, the CRTC dismissed the applications to review and vary TRP 2024-180 (the Review and Vary Decision). On August 6, 2025, Cabinet issued a press release stating that it would not grant the relief sought in the petition.

In July 2025, Bragg Communications Inc. and Cogeco Communications Inc. brought an application to the Federal Court of Appeal for leave to appeal the Review and Vary Decision. Leave to appeal was granted in September 2025 and the matter was heard before the Federal Court of Appeal in October 2026. The matter is now under reserve. Bragg Communications Inc. and Cogeco Communications Inc. also brought an application in Federal Court for judicial review of Cabinet’s decision not to allow the petition. The Federal Court struck the judicial review on January 7, 2026.

Further, in September 2025, Rogers Communications Canada Inc., a coalition of Bragg Communications Inc. and Cogeco Communications Inc., and a coalition of TekSavvy Solutions Inc and Competitive Network Operators of Canada brought three separate petitions to Cabinet seeking to overturn the Review and Vary Decision. On April 20, 2026, the Governor in Council declined to vary, rescind, or refer back the Review and Vary Decision further to these petitions.

Application by Every-Day Computers seeking MVNO access

In January 2026, Every-Day Computers Inc., a company located in Terrace, B.C., filed an application with the CRTC alleging that we have refused to provide it with mandated mobile virtual network operator (MVNO) access, contrary to the CRTC’s rules. On February 26, 2026, we filed our answer to the application, denying the allegations because Every-Day Computers Inc. is not eligible to obtain MVNO access under the CRTC’s MVNO framework. On July 7, 2026, the CRTC released its decision (Telecom Decision CRTC 2026-163) in which it found that Every-Day Computers does not meet all the eligibility criteria for the mandated MVNO access service. Accordingly, the Commission ruled that we are not obligated to negotiate or enter into an agreement with Every-Day Computers for mandated MVNO access. However, in that decision, the CRTC also found that Every-Day Computers does meet the spectrum holding requirements to be eligible for mandated MVNO access service. On October 5, 2026, we brought an application to the CRTC to review and vary this finding. Because the CRTC has already found that Every-Day Computers does not meet the other eligibility criteria, this review and vary application should not change the CRTC’s ruling that Every-Day Computers is not eligible to obtain mandated MVNO access service from us.

Amendments to the Telecommunications Act

In June 2024, Parliament passed Bill C-69, the Budget Implementation Act, 2024, No. 1. The Bill makes a number of amendments to the Telecommunications Act, including requirements for providers to offer a self-service option to modify or cancel plans and to provide certain notices in advance of contract expiry. The Bill also prohibits providers from charging activation fees or certain other fees and requires the CRTC to set out details on how providers should comply with these amendments. In November 2024, the CRTC issued Notices of Consultation CRTC 2024-293, 2024-294, and 2024-295, through which it will create regulatory frameworks to implement these amendments. The CRTC entertained submissions in February and March 2025 and the provisions came into force on October 30, 2025 by way of an Order in Council.

TELUS Corporation – Management’s discussion and analysis – 2026 Q3

On March 12, 2026, the Commission issued Telecom Regulatory Policy CRTC 2026-43, Prohibition of fees that are a barrier to switching cellphone and Internet plans. In the decision, the CRTC amended the Wireless Code and Internet Code by adding a definition for activation or modification fee, which includes any fee incurred as a result of activating a new retail telecommunications service plan or modifying an existing one, except for reasonable fees related to the physical installation of a telecommunications service at a customer’s premises and fees related to additional products or services the customer has explicitly chosen to purchase. The Commission also amended the Wireless Code to prohibit providers from charging an early cancellation fee when a subsidized device is not provided as part of the contract. The Commission began enforcing the amendments starting on June 12, 2026, and will monitor industry compliance through the existing Commission for Complaints for Telecom-television Services (CCTS) complaint reporting.

On June 30, 2026, the Commission issued Telecom Notice of Consultation CRTC 2026-155, Show cause and call for comments – Compliance with the prohibition of fees that are a barrier to switching cellphone and Internet plans. In May 2026, Bell Canada introduced a device handling charge and in June 2026, Rogers Communications Canada Inc. introduced a device setup charge, a shipping charge and a SIM fee. We continued our previous practice of charging for SIM cards, including beyond June 12, 2026. The Commission launched a proceeding requiring each of TELUS, Bell and Rogers to show cause why the companies’ respective charges are not in violation of the prohibition established under the Telecommunications Act and Telecom Regulatory Policy CRTC 2026-43. Parties were also asked to comment on enforcement measures, including fines, if a violation is found to have been committed. We are participating fully in this proceeding and filed our intervention on August 31, 2026 and our reply on September 10, 2026. We also sought leave to appeal the CRTC’s denial of our procedural requests with the Federal Court of Appeal. Until the CRTC issues a decision in this proceeding, it is too early to determine its impact on us.

On April 13, 2026, the Commission issued Telecom Regulatory Policy CRTC 2026-67, Enhancing customer notifications. The decision gives effect to the statutory requirement to provide certain notices in advance of contract expiry. The Commission’s decision applies to services covered by the Wireless Code and Internet Code. The decision will supplement existing notices sent to customers 90 days before the expiry of their commitment period, with new requirements to include: (i) a hyperlink to the list of plans available for purchase and their features; (ii) information about the device rental plan (for customers who have a device rental plan), including their options to either return the device or pay the final amount if they want to keep it; and (iii) information on where customers can find the self-service mechanism and how they can use it. The decision will also require service providers to provide notice in advance of the expiry of certain time-limited discounts or promotions. Finally, the decision adds to existing notice requirements regarding international roaming, and will modify the Wireless Code’s cap on international roaming charges to include any fee charged to a customer for data roaming, including daily fixed-rate options and plans that allow a customer to use their device in another country the same way they would at home in Canada. These changes will go into effect on April 13, 2027.

On April 24, 2026, the Commission issued Telecom Regulatory Policy CRTC 2026-78, Enhancing self-service mechanisms. The decision gives effect to the statutory requirement to offer a self-service option to modify or cancel plans. The Commission defined the requirements flexibly, to include any mechanism that is easy to use and enables a customer to perform actions in relation to their telecommunications service plan, including modifying (e.g., upgrading or downgrading) and cancelling it, without interacting with a live customer service representative, for example, through an app, a website, or by email. Self-service mechanisms matching this description must be made available by April 26, 2027.

Parliament also passed Bill C-288, a private member’s bill, which amended the Telecommunications Act to require Canadian carriers to make certain information available in respect of the fixed broadband services that they offer, and obligates the CRTC to hold a public hearing to determine how carriers should comply with these amendments. In December 2024, the CRTC issued Notice of Consultation CRTC 2024-318, through which it will create the regulatory framework to implement these amendments. As required by the amendments, the CRTC held an oral hearing on the matter in June 2025, at which we appeared.

On September 10, 2026, the Commission issued Telecom Regulatory Policy CRTC 2026-238, Making it easier for consumers to shop for Internet services. The decision gives effect to the statutory requirement to disclose typical download and upload speeds during peak periods. The Commission declined to mandate a standardized label format, and instead amended the Internet Code to require the disclosure of typical download and upload speeds and latency ranges in pre-sale offers, marketing materials and customer contracts. The Commission defined typical download and upload speeds as the speeds customers should expect to receive at all times which Internet service providers (ISPs) have committed to delivering during pre-sale. ISPs must measure typical speeds and latency using a sample-based measurement methodology used in the Commission’s prior Measuring Broadband Canada project, with a measurement probe of the ISP’s choice, and must disclose the methodology on their websites. The amendments will take effect on March 10, 2027. We are assessing the decision to determine its impact on us.

TELUS Corporation – Management’s discussion and analysis – 2026 Q3

Review of international roaming options

On October 7, 2024, the CRTC sent a letter to TELUS, Bell and Rogers stating that it had conducted a review of roaming fees that Canadians pay when travelling internationally. The letter states that the CRTC found that Canadians lack choice when traveling internationally and that roaming rates are too high. The CRTC directed TELUS, Bell and Rogers to report back to the CRTC on November 4, 2024, on the steps they were taking to address the CRTC’s concerns. Accordingly, TELUS, Bell and Rogers, filed their respective reports on November 4, 2024. On March 7, 2025, the CRTC determined that it will not launch a formal proceeding but called on TELUS, Bell and Rogers to ensure that they continue to make progress on reducing roaming fees. The CRTC also required TELUS, Bell and Rogers to file reports in May 2025 and November 2025. Each report has set out a list of new international roaming offerings that have been launched since the CRTC’s October 2024 letter, along with other specified information. On May 5, 2025, we submitted our first international roaming progress report, highlighting new international roaming offers launched since October 2024. We submitted our second progress report on November 5, 2025. In a letter dated February 5, 2026, the CRTC subsequently requested supplemental information and detailed data for the 2025 calendar year from TELUS, Bell and Rogers as part of the Commission’s ongoing monitoring of roaming fees. The Commission sought information on metrics for roaming subscriptions, usage, and revenues across bundled plans, add-ons, travel passes, and pay-per-use services. We submitted our responses to the CRTC on March 19, 2026.

Cybersecurity and lawful access legislation

On June 15, 2026, Bill C-8, An Act respecting cyber security, amending the Telecommunications Act and making consequential amendments to other Acts received Royal Assent. The legislation amends the Telecommunications Act to allow the Governor in Council or the Minister of Industry to prohibit telecommunications service providers from using equipment from designated companies in their networks or providing service to specified customers. This allows the federal government to ban the use of Huawei and ZTE equipment in our network and impose penalties for non-compliance. The former Minister of Innovation, Science and Industry stated that the government intends to use its powers under Bill C-8 to require the removal of existing Huawei and ZTE 5G equipment. If we are ultimately subject to an order requiring us to remove a significant amount of equipment from our network, the effect could be material. The legislation also creates a new statute, the Critical Cyber Systems Protection Act (CCSPA). The CCSPA requires designated federally regulated corporations to maintain cybersecurity plans, impose reporting requirements and impose penalties for non-compliance. Many of the measures in the CCSPA reflect our existing processes. The effect of CCSPA is unknown at this time as many of the material provisions are left to regulation-making. In addition, on March 12, 2026, the government tabled Bill C-22, An Act respecting lawful access, which proposes to expand the Governor in Council’s ability to mandate standards and capabilities for lawful access. Until the law is passed and an order is issued under these powers with application to us, it is too early to determine the impact. Bill C-22 is currently at Second Reading in the Senate.

CRTC proceedings to examine network resiliency

On September 4, 2025, the CRTC issued Telecom Decision 2025-225 where it set out its final requirements for telecommunications carriers, including TELUS, to notify the CRTC and various government agencies about network outages on their respective networks. The CRTC expanded the type of outages that carriers must report to the CRTC in comparison to the interim regime that had been in place since March 8, 2023. The CRTC ordered carriers to implement the new reporting requirements by November 4, 2025. TELUS and other major telecom carriers filed an application to the CRTC on October 7, 2025, asking the Commission to review and vary certain elements of the decision to reduce the volume of reporting that the decision currently requires. The carriers also asked for a delay in the decision’s implementation timeline. On October 31, 2025, the CRTC suspended the implementation deadline pending consideration of the review and vary application. On March 11, 2026, the CRTC issued requests for information to the carriers to gather further information as part of its review of the application.

The CRTC also released two new notices of consultation related to network resiliency on September 4, 2025. In Call for comments – Development of a regulatory policy on measures to improve the resiliency of telecommunications networks and the reliability of telecommunications services, the CRTC initiated a comprehensive consultation with a view to develop a regulatory policy relating to network reliability and resiliency for telecommunications service providers. The CRTC has posed a variety of questions to telecommunications service providers to find out their respective views on potential regulatory rules. We are participating fully in this proceeding and we filed our intervention on December 3, 2025, and filed our responses to CRTC requests for information on July 9, 2026. A decision is not expected until late 2026, at the earliest.

In Call for comments – Consumer protections in the event of a service outage or disruption, Telecom and Broadcasting Notice of Consultation 2025-227, the Commission is investigating whether it needs to mandate protections for consumers at the time of network or service outages for telecom or television services. These consumer protections measures include what sort of communications customers should receive at a time of outage and what policies should apply to potential refunds for lost services. We participated fully in this proceeding. The record closed in December 2025 and we anticipate a decision in late 2026 or 2027.

TELUS Corporation – Management’s discussion and analysis – 2026 Q3

Development of a network-level blocking framework to limit botnet traffic

On June 13, 2025, following a consultation that commenced in 2022, the CRTC released Development of a framework to limit botnet traffic, Compliance and Enforcement and Telecom Decision CRTC 2025-142 pursuant to which it developed a blocking framework to allow Canadian carriers, including TELUS, to block botnets and other harmful activities within their networks before reaching Canadian devices. The framework was limited to the use of third-party and in-house blocklists.

On June 13, 2025, the Commission also released Call for comments – Proposed modifications to the framework to limit botnet traffic, Compliance and Enforcement and Telecom Notice of Consultation CRTC 2025-143 to gather views on whether the blocking framework should be expanded to include blocking methods other than blocklists. We participated in this consultation and on June 18, 2026, the CRTC released its decision expanding its earlier network-level blocking framework. Under the decision, Canadian carriers are permitted to use other blocking methods to block potential malware on their networks, in compliance with the CRTC’s blocking framework. Carriers must report annually to the CRTC on their blocking activities. The impact of this expanded framework is not material.

Bill C-34, the Safe Social Media Act

On June 10, 2026, the government introduced the Safe Social Media Act. The first part of the Bill, the Digital Safety Act, seeks to promote the safety of persons in Canada, particularly children, reduce harms caused to them as a result of harmful content online and ensure that the operators of regulated social media services, regulated chatbot services and other regulated online services are transparent and accountable with respect to their duties under that Act. The Bill also introduces the Digital Safety Commission of Canada Act, creating a regulator to administer the Digital Safety Act and hear complaints under that Act. Telecommunications service providers’ connectivity services are exempted from the Bill. If enacted, the Bill could impact our content and chatbot-related activities, particularly in relation to health service offerings and content moderation services. The Bill’s impact on us cannot be assessed in detail at this early stage. The Bill is currently at Second Reading in the House of Commons.

Federal and provincial privacy regulators conclude OpenAI’s investigation

In May 2026, Canadian privacy authorities (federal and provincial) concluded their joint investigation into OpenAI’s ChatGPT, determining the company was not compliant with Canadian privacy laws during the platform's initial development. The regulators identified deficiencies in valid user consent, transparency regarding data use for AI training, and the scale of personal data collection. This investigation underscores heightened regulatory oversight of AI safety, consent mechanisms, and data protection practices, signaling the evolving compliance landscape for AI-powered services operating in Canada.

Following the May 2026 conclusion of the joint investigation into OpenAI, we are seeing a cascading effect across the industry. Regulators have begun issuing guidance on what constitutes “valid consent” for large language model (LLM) training, moving away from broad Terms of Service agreements toward more granular, opt-in mechanisms. We are proactively enhancing our AI implementation frameworks to ensure they align with these newly clarified expectations and to further elevate our commitment to transparency.

Bill C-36: Privacy law modernization

Introduced in June 2026, Bill C-36 represents a pivotal step in bringing Canada’s privacy laws into the digital age. As the legislation progresses through the House of Commons, it introduces a more robust enforcement regime and expands the definition of personal information to include inferred data, such as predictive profiles and algorithmic insights. We believe these updates are essential for protecting citizens in an AI-driven economy. We are closely monitoring the legislative process to ensure that our services and the solutions we provide to our clients remain fully aligned with these modernized standards of accountability and explainability.

As regulatory frameworks converge across jurisdictions, including Canada’s Bill C-36, the EU General Data Protection Regulation, U.K. Data Protection Act, and emerging U.S. state-level laws, organizations face increasingly complex and overlapping obligations. Our integrated approach to data privacy and responsible AI positions us well to navigate this evolving global landscape efficiently while maintaining a competitive advantage.

CRTC proceeding on harmonizing consumer protection codes

On June 12, 2026, the CRTC issued Broadcasting and Telecom Notice of Consultation 2026-134, Harmonizing the consumer protection codes. In this proceeding, the CRTC intends to combine the Wireless Code, Television Service Provider Code, Internet Code, and Deposit and Disconnection Code into one combined consumer protection code. The CRTC launched the proceeding to ensure existing consumer protections apply in a consistent and reasonable manner, ensure consumer protections are easy and simple to understand and interpret, and to reduce the administrative burden of compliance on providers, as well as the CCTS. A first round of submissions were filed on August 14, 2026. There will be an oral hearing starting on November 30, 2026, and additional written submissions thereafter. We are participating fully in this proceeding.

TELUS Corporation – Management’s discussion and analysis – 2026 Q3

Part 1 Application seeking changes to the Wireless Code’s device unlocking rules

On July 8, 2026, the CRTC posted our application to the CRTC seeking changes to the Wireless Code’s requirement to sell wireless devices that are unlocked to a wireless network. We have asked that wireless service providers be permitted to lock a newly purchased wireless device to a wireless service provider’s wireless network for 60 days. Locking devices in this manner would assist to prevent device theft and wireless services subscription fraud. Interventions on our application were due on July 28, 2026, and we filed our reply on August 4, 2026. A decision on whether the Wireless Code’s unlocking rule should be removed is not expected until a decision on the harmonized consumer codes is released. On August 14, 2026, the Commission issued Telecom Notice of Consultation CRTC 2026-210, Show cause and call for comments – Device unlocking and related procedural matters, regarding a violation and enforcement proceeding against Bell for its locking practices. Pursuant to this notice of consultation, the Commission allowed a temporary two-day locking period while the CRTC reviews the device unlocking rule as part of its ongoing consumer codes harmonization proceeding. We filed comments on August 21, 2026, to reiterate our request for a 60-day locking period to the CRTC. We also filed comments on September 14, 2026, to advocate for a 60-day locking period.

CRTC proceeding on CCTS awareness

On April 23, 2026, the CRTC re-instated Broadcasting and Telecom Notice of Consultation CRTC 2025-274-2 Improving customer awareness of the Commission for Complaints for Telecom-television Services Inc. In this proceeding, the CRTC has taken the preliminary view that consumers need greater awareness of the CCTS and that service providers should inform consumers of the option of taking their complaint to the CCTS earlier in the service provider’s complaint process. This proceeding could result in the CRTC mandating changes to service providers’ CCTS awareness obligations that could drive increased costs in dealing with in-scope and out of scope complaints. The CRTC set a July 23, 2026 deadline for submission of awareness proposals by parties wishing to do so. Interventions were due by October 7, 2026, and replies are due by November 13, 2026. We will participate fully in this proceeding.

Broadcasting and content-related issues

Regulatory plan to modernize Canada’s broadcasting system

Parliament amended the Broadcasting Act in April 2023 to include online streaming services, and as a response, the CRTC has begun to update its regulatory framework through a multi-phase consultation process and has issued its first decisions on this matter. In September 2023, the CRTC determined that the large streaming companies, as well as traditional broadcasting undertakings like TELUS, must register their online services with the CRTC. In March 2024, the CRTC issued a decision requiring online streaming services to pay a portion of the broadcasting fees collected from the industry to cover the CRTC’s operational expenditures. As the regulations expand the pool of payors, our share of overall contributions has decreased. On June 4, 2024, the CRTC determined that online undertakings that are not affiliated with traditional Canadian broadcasting undertakings (generally the large streaming companies) will be required to contribute 5% of their Canadian revenues to support the domestic broadcasting system. Online streaming services operated by TELUS and other traditional Canadian services are not subject to this requirement. Large foreign streamers are challenging this decision with the Federal Court of Appeal, and a stay of payments has been granted pending the outcome of that appeal.

In November 2024, the CRTC launched a consultation to modernize the definition of Canadian content for television and online programming, and to review the contribution framework that will support the creation of Canadian content. A hearing on the matter was held in May 2025, and on November 18, 2025, the CRTC released the first of two determinations on the matter, modernizing the definition of “Canadian program”, while the matter of determining the contribution framework to support the creation of Canadian content was released on May 21, 2026, as set out below.

In June 2025, the CRTC held an oral hearing as part of its consultation on the market dynamics between small, medium, and large programming, distribution, and online services, and the tools available to ensure the sustainability and growth of Canada’s broadcasting system. Among other things, the CRTC considered the effectiveness of current regulations in light of evolving market dynamics, and in particular, the increasing prevalence of online streaming services. We participated in this consultation and appeared at the oral hearing.

On May 21, 2026, the CRTC released Broadcasting Regulatory Policies CRTC 2026-95 and 2026-96, which represent the first major decision to be issued further to the June 2025 market dynamics hearings, and the second decision stemming from the CRTC’s consultation on supporting the creation and distribution of Canadian programming, respectively. These decisions address a number of issues around the discoverability of Canadian programming and its funding. The most notable development for Broadcasting Distribution Undertakings (BDUs) in these decisions comes from CRTC Policy 2026-95, where the CRTC announced that it would create a Service of Exceptional Importance Fund. Services of Exceptional Importance (SEIs) include news, Indigenous programming, and minority language programming. At present, SEIs are funded largely through wholesale fees paid by BDUs based on the number of subscribers they have. The SEI Fund will replace this model with a dedicated fund, to which not only BDUs but also online undertakings, including foreign streaming companies, will be required to contribute. However, on June 3, 2026, the Minister of Heritage announced that he would direct the CRTC to review this decision out of a concern that it would ultimately raise prices for consumers. To this effect, the Minister will develop a new policy direction under the Broadcasting Act. The draft policy direction has not yet been released, but we intend to provide comments once it is released.

TELUS Corporation – Management’s discussion and analysis – 2026 Q3

10.	Risks and risk management

The principal risks and uncertainties that could affect our future business results and associated risk mitigation activities were described in our 2025 annual MD&A and have not materially changed since December 31, 2025. Reference is made as well to the summary of risks and uncertainties in the Caution regarding forward-looking statements at the beginning of this MD&A.

11.	Definitions and reconciliations

11.1 Non-GAAP and other specified financial measures

We issue guidance on and report certain non-GAAP measures that are used to evaluate the performance of TELUS, as well as to determine compliance with debt covenants and to manage our capital structure. As non-GAAP measures generally do not have standardized meanings, they might not be comparable to similar measures disclosed by other issuers. Securities regulations require that such measures be clearly defined, qualified and reconciled with their nearest GAAP measure. Certain of the metrics do not have generally accepted industry definitions.

Adjusted Net income and adjusted basic earnings per share (EPS): These are non-GAAP measures that do not have any standardized meanings prescribed by IFRS Accounting Standards and are therefore unlikely to be comparable to similar measures presented by other issuers. Adjusted Net income excludes the effects of restructuring and other costs, real estate rationalization-related restructuring impairments, income tax-related adjustments, long-term debt prepayment premium, and other adjustments (identified in the following tables). Adjusted basic EPS is calculated as adjusted Net income divided by the basic weighted-average number of Common Shares outstanding. These measures are used to evaluate performance at a consolidated level and exclude items that, in management’s view, may obscure underlying trends in business performance or items of an unusual nature that do not reflect our ongoing operations. They should not be considered as alternatives to Net income and basic EPS in measuring TELUS’ performance.

TELUS Corporation – Management’s discussion and analysis – 2026 Q3

Reconciliation of adjusted Net income

	Three-month periods ended September 30		Nine-month periods ended September 30
($ millions)	2026	2025	2026	2025
Net income attributable to Common Shares	(667)	493	(2,371)	821
Add (deduct) amounts net of amount attributable to non-controlling interests:
Restructuring and other costs	210	93	714	290
Tax effect of restructuring and other costs	(48)	(25)	(158)	(74)
Real estate rationalization-related restructuring impairments	1	(4)	5	—
Tax effect of real estate rationalization-related restructuring impairments	—	1	(1)	—
Long-term debt prepayment premium	—	27	51	27
Tax effect of long-term debt prepayment premium	—	(7)	(14)	(7)
Impairment of intangible assets and goodwill	800	—	2,935	285
Tax effect of impairment of intangible assets and goodwill	(15)	—	(234)	(13)
Gain on purchase of long-term debt	—	(222)	—	(222)
Tax effect of gain on purchase of long-term debt	—	25	—	25
Income tax-related adjustments	(30)	(11)	(66)	(32)
Adjusted Net income	251	370	861	1,100

Reconciliation of adjusted basic EPS

	Three-month periods ended September 30		Nine-month periods ended September 30
($)	2026	2025	2026	2025
Basic EPS	(0.42)	0.32	(1.51)	0.54
Add (deduct) amounts net of amount attributable to non-controlling interests:
Restructuring and other costs, per share	0.13	0.07	0.45	0.19
Tax effect of restructuring and other costs, per share	(0.02)	(0.02)	(0.09)	(0.05)
Long-term debt prepayment premium, per share	—	0.02	0.03	0.02
Tax effect of long-term debt prepayment premium, per share	—	(0.01)	—	(0.01)
Impairment of intangible assets and goodwill, per share	0.50	—	1.86	0.19
Tax effect of impairment of intangible assets and goodwill, per share	(0.01)	—	(0.15)	(0.01)
Gain on purchase of long-term debt, per share	—	(0.15)	—	(0.15)
Tax effect of gain on purchase of long-term debt, per share	—	0.02	—	0.02
Income tax-related adjustments, per share	(0.02)	(0.01)	(0.04)	(0.02)
Adjusted basic EPS	0.16	0.24	0.55	0.72

Available liquidity: This is a non-GAAP measure that does not have any standardized meaning prescribed by IFRS Accounting Standards and is therefore unlikely to be comparable to similar measures presented by other issuers. Available liquidity is calculated as the sum of Cash and temporary investments, net, amounts available from the revolving credit facility, and amounts available under our trade receivables and unbilled customer finance receivables securitization program, measured at the end of the period. We believe this to be a useful measure because it allows us to monitor compliance with our financial objectives. It should not be considered as an alternative to Cash and temporary investments, net, in measuring TELUS’ performance.

Available liquidity reconciliation

As at September 30 ($ millions)	2026	2025
Cash and temporary investments, net	1,308	1,827
Net amounts available from the TELUS Corporation revolving credit facility	1,049	1,710
Amounts available under trade receivables and unbilled customer finance receivables securitization program	680	680
Available liquidity	3,037	4,217

TELUS Corporation – Management’s discussion and analysis – 2026 Q3

Capital expenditure intensity: This measure is calculated as capital expenditures excluding real estate development divided by Operating revenues and other income. It provides a basis for comparing the level of capital expenditures at TELUS to those of other companies of varying size within the same industry.

Calculation of Capital expenditure intensity

	TTech		TELUS Health		TELUS Digital		Eliminations		Total
Three-month periods ended September 30 ($ millions, except ratio)	2026	2025 (restated)	2026	2025	2026	2025 (restated)	2026	2025 (restated)	2026	2025
Numerator – Capital expenditures excluding real estate development	619	534	52	56	41	42	(23)	(16)	689	616
Denominator – Operating revenues and other income	3,859	3,873	530	528	737	821	(100)	(116)	5,026	5,106
Capital expenditure intensity (%)	16	14	10	11	6	5	n/m	n/m	14	12

Calculation of Capital expenditure intensity

	TTech		TELUS Health		TELUS Digital		Eliminations		Total
Nine-month periods ended September 30 ($ millions, except ratio)	2026	2025 (restated)	2026	2025	2026	2025 (restated)	2026	2025 (restated)	2026	2025
Numerator – Capital expenditures excluding real estate development	1,797	1,611	149	159	112	126	(75)	(44)	1,983	1,852
Denominator – Operating revenues and other income	11,395	11,595	1,592	1,520	2,324	2,462	(343)	(332)	14,968	15,245
Capital expenditure intensity (%)	16	14	9	10	5	5	n/m	n/m	13	12

TELUS Corporation Common Share dividend payout ratio: This is a historical measure calculated as the sum of the most recent four quarterly dividends declared, as recorded in the financial statements, net of dividend reinvestment plan effects, divided by the sum of free cash flow amounts for the most recent four quarters for interim reporting periods. For fiscal years, the denominator is annual free cash flow. Our objective range for the annual TELUS Corporation Common Share dividend payout ratio is on a trailing 12-month basis. (See Section 4.3 Liquidity and capital resources and Section 7.5 Liquidity and capital resource measures.)

Calculation of ratio of Common Share dividends declared to cash provided by operating activities less capital expenditures

Determined using most comparable IFRS Accounting Standards measures

For the 12-month periods ended September 30 ($ millions, except ratio)	2026	2025
Numerator – Sum of the most recent four quarterly dividends declared	2,257	2,488
Cash provided by operating activities	5,007	4,813
Less:
Capital expenditures	(2,679)	(2,468)
Denominator – Cash provided by operating activities less capital expenditures	2,328	2,345
Ratio (%)	97	106

Calculation of Common Share dividend payout ratio, net of dividend reinvestment plan effects

Determined using management measures

For the 12-month periods ended September 30 ($ millions, except ratio)	2026	2025
Sum of the most recent four quarterly dividends declared	2,257	2,488
Sum of the amounts of the most recent four quarterly dividends declared reinvested in Common Shares	(679)	(860)
Numerator – Sum of the most recent four quarterly dividends declared, net of dividend reinvestment plan effects	1,578	1,628
Denominator – Free cash flow	2,098	2,168
Ratio (%)	75	75

TELUS Corporation – Management’s discussion and analysis – 2026 Q3

Earnings coverage: This measure is defined in the Canadian Securities Administrators’ National Instrument 41-101 and related instruments, and is calculated as follows:

Calculation of Earnings coverage

For the 12-month periods ended September 30 ($ millions, except ratio)	2026	2025
Net income (loss) attributable to Common Shares	(2,079)	1,179
Income taxes (attributable to Common Shares)	41	435
Borrowing costs (attributable to Common Shares)[1]	1,605	1,404
Numerator	(433)	3,018
Denominator – Borrowing costs	1,605	1,404
Ratio (times)	(0.3)	2.1

1	Interest on Long-term debt (including dividend obligations on preferred shares that are required to be accounted for as financial liabilities) plus Interest on short-term borrowings and other plus long-term debt prepayment premium, adding capitalized interest and deducting borrowing costs attributable to non-controlling interests.

EBITDA (earnings before interest, income taxes, depreciation and amortization): We issue guidance on and report EBITDA because it is a key measure used to evaluate performance at a consolidated level. EBITDA is commonly reported and widely used by investors and lending institutions as an indicator of a company’s operating performance and ability to incur and service debt, and as a valuation metric. EBITDA should not be considered as an alternative to Net income in measuring TELUS’ performance, nor should it be used as a measure of cash flow. EBITDA as calculated by TELUS is equivalent to Operating revenues and other income less the total of Goods and services purchased expense and Employee benefits expense.

We calculate EBITDA – excluding restructuring and other costs, as it is a component of the EBITDA – excluding restructuring and other costs interest coverage ratio and the Net debt to EBITDA – excluding restructuring and other costs ratio.

We calculate Adjusted EBITDA by excluding items of an unusual nature that do not reflect our ongoing operations and should not, in our opinion, be considered in a long-term valuation metric or should not be included in an assessment of our ability to service or incur debt.

EBIT (earnings (loss) before interest and income taxes) is calculated for our reportable segments because we believe it is a meaningful indicator of our operating performance, as it represents our earnings (loss) from operations before costs of capital structure and income taxes.

EBITDA and Adjusted EBITDA reconciliations

	TTech		TELUS Health		TELUS Digital		Eliminations		Total
Three-month periods ended September 30 ($ millions)	2026	2025 (restated)	2026	2025 (restated)	2026	2025 (restated)	2026	2025	2026	2025
Net income (loss)									(660)	431
Financing costs									376	154
Income taxes									36	157
EBIT	724	904	(831)	(41)	(118)	(102)	(23)	(19)	(248)	742
Depreciation	550	529	14	21	53	71	—	—	617	621
Amortization of intangible assets	220	224	94	105	66	61	—	—	380	390
Impairment of intangible assets and goodwill	—	—	800	—	—	—	—	—	800	—
EBITDA	1,494	1,657	77	85	1	30	(23)	(19)	1,549	1,753
Add restructuring and other costs included in EBITDA	135	60	15	12	61	37	—	—	211	109
EBITDA – excluding restructuring and other costs and Adjusted EBITDA	1,629	1,717	92	97	62	67	(23)	(19)	1,760	1,862

TELUS Corporation – Management’s discussion and analysis – 2026 Q3

EBITDA and Adjusted EBITDA reconciliations

	TTech		TELUS Health		TELUS Digital		Eliminations		Total
Nine-month periods ended September 30 ($ millions)	2026	2025 (restated)	2026	2025 (restated)	2026	2025 (restated)	2026	2025	2026	2025
Net income (loss)									(2,346)	487
Financing costs									1,131	871
Income taxes									(71)	311
EBIT	2,153	2,558	(913)	(92)	(2,451)	(750)	(75)	(47)	(1,286)	1,669
Depreciation	1,593	1,593	45	44	153	177	—	—	1,791	1,814
Amortization of intangible assets	734	702	288	299	197	192	—	—	1,219	1,193
Impairment of intangible assets and goodwill	—	—	800	—	2,135	500	—	—	2,935	500
EBITDA	4,480	4,853	220	251	34	119	(75)	(47)	4,659	5,176
Add restructuring and other costs included in EBITDA	470	194	64	28	181	117	—	—	715	339
EBITDA – excluding restructuring and other costs and Adjusted EBITDA	4,950	5,047	284	279	215	236	(75)	(47)	5,374	5,515

Adjusted EBITDA less capital expenditures is calculated for our reportable segments, as it represents a TELUS performance measure that may be more comparable to similar measures presented by other issuers.

Adjusted EBITDA less capital expenditures reconciliation

	TTech		TELUS Health		TELUS Digital		Eliminations		Total
Three-month periods ended September 30 ($ millions)	2026	2025 (restated)	2026	2025 (restated)	2026	2025 (restated)	2026	2025	2026	2025
Adjusted EBITDA	1,629	1,717	92	97	62	67	(23)	(19)	1,760	1,862
Capital expenditures	(631)	(570)	(52)	(56)	(41)	(42)	23	16	(701)	(652)
Adjusted EBITDA less capital expenditures	998	1,147	40	41	21	25	—	(3)	1,059	1,210

Adjusted EBITDA less capital expenditures reconciliation

	TTech		TELUS Health		TELUS Digital		Eliminations		Total
Nine-month periods ended September 30 ($ millions)	2026	2025 (restated)	2026	2025	2026	2025	2026	2025	2026	2025
Adjusted EBITDA	4,950	5,047	284	279	215	236	(75)	(47)	5,374	5,515
Capital expenditures	(1,844)	(1,676)	(149)	(159)	(112)	(126)	75	44	(2,030)	(1,917)
Adjusted EBITDA less capital expenditures	3,106	3,371	135	120	103	110	—	(3)	3,344	3,598

We calculate EBITDA margin and Adjusted EBITDA margin to evaluate the performance of our operating segments and we believe these measures are also used by investors as indicators of a company’s operating performance. We calculate EBITDA margin as EBITDA divided by Operating revenues and other income. Adjusted EBITDA margin is a non-GAAP ratio that does not have any standardized meaning prescribed by IFRS Accounting Standards and is therefore unlikely to be comparable to similar measures presented by other issuers. We calculate Adjusted EBITDA margin as Adjusted EBITDA divided by adjusted Operating revenues and other income.

TELUS Corporation – Management’s discussion and analysis – 2026 Q3

Calculation of EBITDA margin

	TTech		TELUS Health		TELUS Digital		Eliminations		Total
Three-month periods ended September 30 ($ millions, except margin)	2026	2025 (restated)	2026	2025 (restated)	2026	2025 (restated)	2026	2025 (restated)	2026	2025
Numerator – EBITDA	1,494	1,657	77	85	1	30	(23)	(19)	1,549	1,753
Denominator – Operating revenues and other income	3,859	3,873	530	528	737	821	(100)	(116)	5,026	5,106
EBITDA margin (%)	38.7	42.8	14.5	16.2	0.1	3.6	n/m	n/m	30.8	34.3

Calculation of EBITDA margin

	TTech		TELUS Health		TELUS Digital		Eliminations		Total
Nine-month periods ended September 30 ($ millions, except margin)	2026	2025 (restated)	2026	2025 (restated)	2026	2025 (restated)	2026	2025 (restated)	2026	2025
Numerator – EBITDA	4,480	4,853	220	251	34	119	(75)	(47)	4,659	5,176
Denominator – Operating revenues and other income	11,395	11,595	1,592	1,520	2,324	2,462	(343)	(332)	14,968	15,245
EBITDA margin (%)	39.3	41.9	13.8	16.5	1.4	4.8	n/m	n/m	31.1	34.0

Calculation of Adjusted EBITDA margin

	TTech		TELUS Health		TELUS Digital		Eliminations		Total
Three-month periods ended September 30 ($ millions, except margin)	2026	2025 (restated)	2026	2025 (restated)	2026	2025 (restated)	2026	2025 (restated)	2026	2025
Numerator – Adjusted EBITDA	1,629	1,717	92	97	62	67	(23)	(19)	1,760	1,862
Denominator – Operating revenues and other income	3,859	3,873	530	528	737	821	(100)	(116)	5,026	5,106
Adjusted EBITDA margin (%)	42.2	44.3	17.3	18.4	8.4	8.2	n/m	n/m	35.0	36.5

Calculation of Adjusted EBITDA margin

	TTech		TELUS Health		TELUS Digital		Eliminations		Total
Nine-month periods ended September 30 ($ millions, except margin)	2026	2025 (restated)	2026	2025 (restated)	2026	2025 (restated)	2026	2025 (restated)	2026	2025
Numerator – Adjusted EBITDA	4,950	5,047	284	279	215	236	(75)	(47)	5,374	5,515
Denominator – Operating revenues and other income	11,395	11,595	1,592	1,520	2,324	2,462	(343)	(332)	14,968	15,245
Adjusted EBITDA margin (%)	43.4	43.5	17.8	18.4	9.2	9.6	n/m	n/m	35.9	36.2

EBITDA – excluding restructuring and other costs interest coverage:

This measure is defined as EBITDA – excluding restructuring and other costs, divided by net interest cost, calculated on a 12-month trailing basis. It is similar to the coverage ratio covenant in our credit facilities, as described in Section 7.6 Credit facilities.

Calculation of EBITDA – excluding restructuring and other costs interest coverage

For the 12-month periods ended September 30 ($ millions, except ratio)	2026	2025
Numerator – EBITDA – excluding restructuring and other costs	7,213	7,353
Denominator – Net interest cost	1,513	1,418
Ratio (times)	4.8	5.2

TELUS Corporation – Management’s discussion and analysis – 2026 Q3

Free cash flow: We report this measure as a supplementary indicator of our operating performance, and there is no generally accepted industry definition of free cash flow. It should not be considered as an alternative to the measures in the condensed interim consolidated statements of cash flows. Free cash flow excludes certain working capital changes (such as trade receivables and trade payables), proceeds from divested assets and other sources and uses of cash, as reported in the condensed interim consolidated statements of cash flows. It provides an indication of the amount of cash generated by operations that is available after capital expenditures and may be used for discretionary purposes, among other things, to pay dividends, repay debt, purchase shares or make other investments. Free cash flow may be supplemented from time to time by proceeds from divested assets or financing activities.

Free cash flow calculation

	Three-month period ended September 30, 2026			Three-month period ended September 30, 2025
($ millions)	Cash provided by operating activities	Difference	Free cash flow	Cash provided by operating activities	Difference	Free cash flow
EBITDA	1,549	—	1,549	1,753	—	1,753
Restructuring and other costs, net of disbursements	63	—	63	18	—	18
Effects of contract asset, acquisition and fulfilment and TELUS Easy Payment® mobile device financing	(10)	—	(10)	35	—	35
Effect of non-discretionary lease principal	—	(142)	(142)	—	(137)	(137)
Items from the condensed interim consolidated statements of cash flows:
Share-based compensation, net of employee share purchase plan cash outflows	48	—	48	42	1	43
Employee future benefits expense, net	27	—	27	10	—	10
Gain on contributions of real estate to joint ventures	—	—	—	(13)	13	—
(Income) loss from equity accounted investments	6	—	6	1	—	1
Gain on purchase of long-term debt	—	—	—	(222)	222	—
Interest paid	(370)	—	(370)	(399)	—	(399)
Interest received	7	—	7	16	—	16
Other	(55)	55	—	(99)	99	—
Other working capital items	301	(301)	—	428	(428)	—
Capital expenditures	—	(701)	(701)	—	(652)	(652)
	1,566	(1,089)	477	1,570	(882)	688
Income taxes paid, net of refunds	(81)	—	(81)	(77)	—	(77)
	1,485	(1,089)	396	1,493	(882)	611

TELUS Corporation – Management’s discussion and analysis – 2026 Q3

Free cash flow calculation

	Nine-month period ended September 30, 2026			Nine-month period ended September 30, 2025
($ millions)	Cash provided by operating activities	Difference	Free cash flow	Cash provided by operating activities	Difference	Free cash flow
EBITDA	4,659	—	4,659	5,176	—	5,176
Restructuring and other costs, net of disbursements	285	—	285	10	—	10
Effects of contract asset, acquisition and fulfilment and TELUS Easy Payment mobile device financing	71	—	71	130	—	130
Effect of non-discretionary lease principal[1]	—	(355)	(355)	—	(506)	(506)
Items from the condensed interim consolidated statements of cash flows:
Share-based compensation, net of employee share purchase plan cash outflows	131	—	131	121	6	127
Employee future benefits expense, net	49	—	49	29	—	29
Gain on contributions of real estate to joint ventures	(15)	15	—	(21)	21	—
(Income) loss from equity accounted investments	5	—	5	(1)	—	(1)
Gain on purchase of long-term debt	—	—	—	(222)	222	—
Interest paid	(1,250)	—	(1,250)	(1,078)	—	(1,078)
Interest received	52	—	52	38	—	38
Other	(100)	100	—	(133)	133	—
Other working capital items	199	(199)	—	61	(61)	—
Capital expenditures	—	(2,030)	(2,030)	—	(1,917)	(1,917)
	4,086	(2,469)	1,617	4,110	(2,102)	2,008
Income taxes paid, net of refunds[2]	(209)	116	(93)	(374)	—	(374)
	3,877	(2,353)	1,524	3,736	(2,102)	1,634

1	As set out in Note 3 of the interim consolidated financial statements, we may issue new debt to replace existing debt with different characteristics. As part of managing our capital structure, we chose to replace lease principal of $732 through discretionary repayment.
2	As set out in Note 3 of the interim consolidated financial statements, as part of managing our capital structure, we paid incremental income taxes in connection with issuing subsidiary equity and such amount has been excluded from the free cash flow amount shown in this table.

Mobile phone average revenue per subscriber per month (ARPU) is calculated as network revenue derived from monthly service plan, roaming and usage charges; divided by the average number of mobile phone subscribers on the network during the period, and is expressed as a rate per month.

Net debt: We believe that net debt is a useful measure because it represents the amount of Short-term borrowings and long-term debt obligations that are not covered by available Cash and temporary investments. The nearest IFRS Accounting Standards measure to net debt is Long-term debt, including Current maturities of Long-term debt. Net debt is a component of the Net debt to EBITDA – excluding restructuring and other costs ratio.

Net debt to EBITDA – excluding restructuring and other costs: This measure is defined as net debt at the end of the period divided by 12-month trailing EBITDA – excluding restructuring and other costs. (See discussion in Section 7.5 Liquidity and capital resource measures.) This measure is similar to the leverage ratio covenant in our credit facilities, as described in Section 7.6 Credit facilities.

Calculation of Net debt to EBITDA – excluding restructuring and other costs

For the 12-month periods ended September 30 ($ millions, except ratio)	2026	2025
Numerator – Net debt	25,981	25,663
Denominator – EBITDA – excluding restructuring and other costs	7,213	7,353
Ratio (times)	3.6	3.5

TELUS Corporation – Management’s discussion and analysis – 2026 Q3

Net interest cost: This measure is the denominator in the calculation of EBITDA – excluding restructuring and other costs interest coverage. Net interest cost is defined as financing costs, excluding capitalized long-term debt interest, employee defined benefit plans net interest, unrealized changes in virtual power purchase agreements forward element when accounted for as held for trading, and recoveries on redemption and repayment of debt, calculated on a 12-month trailing basis. Expenses recorded for the long-term debt prepayment premium, if any, are included in net interest cost.

Calculation of net interest cost

For the 12-month periods ended September 30 ($ millions)	2026	2025
Financing costs	1,421	1,192
Add (deduct):
Employee defined benefit plans net interest	1	(11)
Interest on long-term debt, excluding lease liabilities and other – capitalized	10	18
Gain on purchase of long-term debt	81	222
Unrealized changes in virtual power purchase agreements forward element	—	(3)
Net interest cost	1,513	1,418

11.2 Operating indicators

The following measures are industry metrics that are useful in assessing the operating performance of a mobile and fixed telecommunications entity, but do not have standardized meanings.

Churn is calculated as the number of subscribers deactivated during a given period divided by the average number of subscribers on the network during the period, and is expressed as a rate per month. Mobile phone churn refers to the aggregate average of both prepaid and postpaid mobile phone churn. A TELUS, Koodo® or Public Mobile® brand prepaid mobile phone subscriber is deactivated when the subscriber has no usage for 90 days following expiry of the prepaid credits.

Connected device subscriber means a subscriber on an active TELUS service plan with a recurring revenue-generating portable unit (e.g. tablets, internet keys, Internet of Things, wearables and connected cars) that is supported by TELUS and is intended for limited or no cellular voice capability.

Mobile phone subscriber means a subscriber on an active TELUS service plan with a recurring revenue-generating portable unit (e.g. feature phones and smartphones) where TELUS provides voice, text and/or data connectivity.

Internet subscriber means a subscriber on an active TELUS internet plan with a recurring revenue-generating unit where TELUS provides internet connectivity.

Healthcare lives covered means the number of users (primary members and their dependents) enrolled in various health programs supported by TELUS Health services (e.g. virtual care, health benefits management, preventive care, personal health security, and employee and family assistance programs). This count includes clients who utilize TELUS Health services either directly or indirectly. It is probable that some members and their dependents will be a user of multiple TELUS Health services.

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